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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                        PURSUANT TO SECTION 14(D)(4) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                           FINGERHUT COMPANIES, INC.
                           (Name of Subject Company)

                            ------------------------

                           FINGERHUT COMPANIES, INC.
                       (Name of Person Filing Statement)

                            ------------------------

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                            ------------------------

                                  317867 10 9
                     (CUSIP Number of Class of Securities)

                            ------------------------

                               MICHAEL P. SHERMAN
            EXECUTIVE VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                           FINGERHUT COMPANIES, INC.
                                4400 BAKER ROAD
                          MINNETONKA, MINNESOTA 55343
                                 (612) 932-3100

                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notice and Communications
                   on Behalf of the Person Filing Statement)

                            ------------------------

                                   COPIES TO:
                             PHILIP S. GARON, ESQ.
                              FAEGRE & BENSON LLP
                              2200 NORWEST CENTER
                            90 SOUTH SEVENTH STREET
                       MINNEAPOLIS, MINNESOTA 55402-4129
                                 (612) 336-3000

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ITEM 1. SECURITY AND SUBJECT COMPANY

    The name of the subject company is Fingerhut Companies, Inc., a Minnesota corporation (the "Company"), and the address of its principal executive offices is 4400 Baker Road, Minnetonka, Minnesota 55343. The title of the class of equity securities to which this Statement relates is the common stock, $.01 par value per share, of the Company (the "Shares").

ITEM 2. TENDER OFFER OF THE BIDDER

    This Statement relates to the tender offer by Bengal Subsidiary Corp., a Minnesota corporation ("Purchaser") and a wholly owned subsidiary of Federated Department Stores, Inc., a Delaware corporation ("Parent"), described in a Tender Offer Statement on Schedule 14D-1, dated February 18, 1999 (the "Schedule 14D-1"), to acquire all outstanding Shares at a price of $25.00 per Share, net to the seller in cash, without interest thereon (the "Per Share Amount"), upon the terms and subject to the conditions set forth in the Offer To Purchase, dated February 18, 1999 (the "Offer To Purchase"), and the related letter of transmittal (which, together with the Offer To Purchase, constitute the "Offer" and are contained within the Schedule 14D-1).

    The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of February 10, 1999 (the "Merger Agreement"), among Parent, Purchaser and the Company. The Merger Agreement provides, among other things, that, as promptly as practicable after the completion of the Offer and satisfaction or waiver of the other conditions set forth in the Merger Agreement, Purchaser will be merged with and into the Company (the "Merger"), and the Company will continue as the surviving corporation (the "Surviving Corporation") and a wholly owned subsidiary of Parent. A copy of the Merger Agreement is filed herewith as
Exhibit 1 and is incorporated herein by reference.

    As set forth in the Schedule 14D-1, the principal executive offices of Parent and Purchaser are located at 7 West Seventh Street, Cincinnati, Ohio 45202 and 151 West 34th Street, New York, New York 10001.

ITEM 3. IDENTITY AND BACKGROUND

    (a) The name and address of the Company, which is the person filing this statement, are set forth in Item 1 above.

    (b)(1) Certain contracts, agreements, arrangements and understandings between the Company or its affiliates and its executive officers, directors or affiliates are described in the Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 Thereunder (the "Information Statement") attached hereto as Annex I and incorporated herein by reference. The agreements described in the Information Statement are filed herewith as Exhibits 10 through 16 and are incorporated herein by reference.

    (b)(2) Descriptions of (i) the Merger Agreement, (ii) the Confidentiality Agreement between the Company and Parent and (iii) the Employment Letters between the Company and each of William J. Lansing, Michael P. Sherman, John D. Buck and Andrew V Johnson are set forth below. Except as described or referenced in this Item 3(b), there are no material contracts, agreements, arrangements or understandings, or any potential or actual conflicts of interest between the Company or its affiliates and the Company, Parent, Purchaser or any of their respective executive officers, directors or affiliates.

THE MERGER AGREEMENT

    The following is a summary of the Merger Agreement, a copy of which is filed as Exhibit 1 hereto. Such summary is qualified in its entirety by reference to the Merger Agreement.

    THE OFFER. The Merger Agreement provides for the commencement of the Offer. Without the prior written consent of the Company, Purchaser will not, and Parent will cause Purchaser not to, (i) decrease or change the form of the Per Share Amount, (ii) decrease the number of Shares sought in the Offer,

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(iii) amend or waive the Minimum Condition (as defined in the Merger Agreement)
or impose conditions other than the Offer Conditions (as defined in the Merger Agreement) on the Offer, (iv) extend the Expiration Date (as defined in the Merger Agreement) (which will initially be 20 business days following the commencement of the Offer) except (a) as required by law and (b) that, in the event that any condition to the Offer is not satisfied or waived at the time that the Expiration Date would otherwise occur, (1) Purchaser must extend the Expiration Date for an aggregate of ten additional business days to the extent necessary to permit such condition to be satisfied and (2) Purchaser may, in its sole discretion, extend the Expiration Date for such additional period as it may determine to be appropriate (but not beyond June 30, 1999) to permit such condition to be satisfied, and (c) that, in the event that the OCC Condition (as defined in the Merger Agreement) is not satisfied, and all other Offer Conditions have been satisfied or waived, at the time that the Expiration Date (as extended as described in clauses (a) or (b) above) would have otherwise occurred, Purchaser must either irrevocably waive the OCC Condition or extend the Expiration Date (but not beyond the date that is 60 calendar days from the date of the filing with the OCC in respect of the OCC Condition) to the extent necessary to permit the OCC Condition to be satisfied, or (v) amend any term of the Offer in any manner materially adverse to shareholders of the Company (the "Shareholders") (including without limitation to result in any extension which would be inconsistent with the preceding provisions of this sentence), provided, however, that (1) subject to applicable legal requirements, Parent may cause Purchaser to waive any Offer Condition, other than the Minimum Condition, in Parent's sole discretion and (2) the Offer may be extended in connection with an increase in the consideration to be paid pursuant to the Offer so as to comply with applicable rules and regulations of the Securities and Exchange Commission (the "Commission"). Except as set forth above and subject to applicable legal requirements, Purchaser may amend the Offer or waive any Offer Condition in its sole discretion. Assuming the prior satisfaction or waiver of the Offer Conditions, Parent will cause Purchaser to accept for payment, and pay for, in accordance with the terms of the Offer, all Shares validly tendered and not withdrawn pursuant to the Offer as soon as practicable after the Expiration Date.

    The Company made representations to Parent in the Merger Agreement that (a) the Company's Board of Directors (the "Board") and a special committee of the Board formed in accordance with Section 302A.673 of the Minnesota Business Corporation Act (the "MBCA") (each at a meeting duly called and held) have (i) determined that the Merger Agreement, the Offer and the Merger are fair to and in the best interests of the Company and the Shareholders, (ii) approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and, assuming the accuracy of Parent's and Purchaser's representation in the Merger Agreement with respect to ownership of Shares, such approval is sufficient to render Sections 302A.671, 302A.673 and 302A.675 of the MBCA inapplicable to the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and (iii) resolved to recommend acceptance of the Offer and approval of the Merger Agreement by the Shareholders and (b) the Board received an opinion from Salomon Smith Barney Inc. ("Salomon Smith Barney"), the Company's financial advisor, to the effect that, as of the date of the Merger Agreement, the cash consideration to be received by Shareholders (other than Parent and its affiliates) in the Offer and the Merger is fair to such Shareholders from a financial point of view.

    BOARD REPRESENTATION. The Merger Agreement provides that, promptly upon the purchase of Shares by Purchaser pursuant to the Offer (provided that the Minimum Condition has been satisfied), and from time to time thereafter, (i) Parent will be entitled to designate such number of directors ("Parent's Designees"), rounded down to the next whole number, as will give Parent, subject to compliance with Section 14(f) of the Exchange Act, representation on the Board equal to the product of (a) the number of directors on the Board (giving effect to any increase in the number of directors as described below) and (b) the percentage that such number of Shares so purchased bears to the aggregate number of Shares outstanding (such number being, the "Board Percentage"), provided, however, that the Board Percentage will in all events be at least a majority of the members of the Board, and (ii) the Company will, upon request by Parent, promptly satisfy the Board Percentage by either (a) increasing the size of the Board or (b) using its

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reasonable best efforts to secure the resignations of such number of directors as is necessary to enable Parent's Designees to be elected to the Board, or both, and will use its reasonable best efforts to cause Parent's Designees promptly to be so elected, subject in all instances to compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. At the request of Parent, the Company will take all lawful action necessary to effect any such election. Parent will supply to the Company in writing and be solely responsible for any information with respect to itself, Parent's Designees and Parent's officers, directors and affiliates required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder to be included in the Schedule 14D-9. Notwithstanding the foregoing, at all times prior to the Effective Time (as defined in the Merger Agreement), the Board will include at least three Continuing Directors (as defined below).

    The Merger Agreement further provides that, notwithstanding any other provision of the Merger Agreement, of the articles of incorporation or bylaws of the Company or of applicable law to the contrary, following the election or appointment of Parent's Designees pursuant to the Merger Agreement and prior to the Effective Time or, if the Effective Time has not then occurred, February 10, 2000, any amendment or termination of the Merger Agreement or amendment of the articles of incorporation or bylaws of the Company by the Company, extension by the Company for the performance or waiver of the obligations or other acts of Parent or Purchaser hereunder or waiver by the Company of the Company's rights hereunder will require the affirmative vote of the majority of members of a committee comprised solely of Continuing Directors. The term the "Continuing Directors" means at any time (i) those directors of the Company who are Disinterested directors of the Company on the date of the Merger Agreement and who voted to approve the Merger Agreement and (ii) such additional directors of the Company who are Disinterested and who are designated as "Continuing Directors" for purposes of the Merger Agreement by a majority of the Continuing Directors in office at the time of such designation, provided, however, that if there are no such Continuing Directors, the individuals who are appointed to the Board who are both Disinterested and independent will constitute the Continuing Directors. The term "Disinterested" has the meaning assigned to it in Section 302A.673, Subd. 1(d) of the MBCA. The term "independent" has the meaning assigned to it in the NEW YORK STOCK EXCHANGE LISTED COMPANY GUIDE.

    THE MERGER. The Merger Agreement provides that, at the Effective Time, Purchaser will be merged with and into the Company in accordance with the applicable provisions of the MBCA, and the separate corporate existence of Purchaser will thereupon cease. The Company will be the Surviving Corporation in accordance with the MBCA.

    The articles of incorporation of the Surviving Corporation to be in effect from and after the Effective Time until amended in accordance with its terms and the MBCA will be the articles of incorporation of Purchaser immediately prior to the Effective Time, provided, however, that at the Effective Time, by virtue of the Merger and the Merger Agreement and without any further action by the Company and Purchaser, Article 1 of the Surviving Corporation's articles of incorporation will be amended to read as follows: "The name of the Corporation is Fingerhut Companies, Inc." The bylaws of the Surviving Corporation to be in effect from and after the Effective Time until amended in accordance with their terms, the articles of incorporation of the Surviving Corporation and the MBCA will be the bylaws of Purchaser immediately prior to the Effective Time.

    Subject to applicable law, the members of the initial Board of Directors of the Surviving Corporation will be the members of the Board of Directors of Purchaser immediately prior to the Effective Time. All of the members of the Board of Directors of the Surviving Corporation will serve until their successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the articles of incorporation and the bylaws of the Surviving Corporation. The officers of the Surviving Corporation will consist of the officers of the Company immediately prior to the Effective Time. Such persons will continue as officers of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the articles of incorporation and the bylaws of the Surviving Corporation.

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    CONSIDERATION TO BE PAID IN THE MERGER.  The Merger Agreement provides that, on the terms and subject to the conditions set forth in the Merger Agreement and in accordance with the MBCA, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Purchaser, the Company or Shareholders, each Share issued and outstanding immediately prior to the Effective Time (other than any Shares to be canceled as described below and any Dissenting Shares (as defined in the Merger Agreement)) and any Shares issuable upon exercise of any Rights (as defined in the Merger Agreement) will be converted into the right to receive the Merger Consideration (as defined in the Merger Agreement) in cash payable to the holder thereof, without interest, prorated for fractional Shares. All such Shares, when so converted, will no longer be outstanding and will automatically be canceled and will cease to exist, and each holder of a certificate formerly representing any such Share will cease to have any rights with respect thereto, except the right to receive the Merger Consideration therefor upon the surrender of such certificate. Any payment made will be made net of applicable withholding taxes to the extent such withholding is required by law. Notwithstanding the foregoing, if between the date of the Merger Agreement and the Effective Time the outstanding Shares shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, the Merger Consideration will be correspondingly adjusted on a per-share basis to reflect such stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares.

    The Merger Agreement further provides that each Share owned by Parent, Purchaser or any other direct or indirect wholly owned subsidiary of Parent immediately before the Effective Time (other than shares in trust accounts, managed accounts, custodial accounts and the like that are beneficially owned by third parties) will be automatically canceled and will cease to exist and no payment or other consideration will be made with respect thereto.

    Each common share of Purchaser issued and outstanding immediately before the Effective Time will be converted into and become one validly issued, fully paid and nonassessable common share of the Surviving Corporation, which, in accordance with the Merger Agreement, will constitute all of the issued and outstanding shares of capital stock of the Surviving Corporation immediately after the Effective Time.

    COMPANY STOCK OPTION PLANS. The Merger Agreement provides that the Company will use its reasonable best efforts (which include satisfying the requirements of Rule 16b-3(e) promulgated under Section 16 of the Exchange Act, without incurring any liability in connection therewith) to provide that, at the Effective Time, each holder of a then-outstanding Option (as defined in the Merger Agreement) to purchase Shares under the Company's Stock Option Plans (as defined in the Merger Agreement), whether or not then exercisable, will, in settlement thereof, receive from the Company for each Share subject to such Option an amount (subject to any applicable withholding tax) in cash equal to the difference between the Merger Consideration and the per Share exercise price of such Option to the extent such difference is a positive number (the "Option Consideration"). Notwithstanding anything stated above, no Option Consideration will be paid with respect to any Option unless, at or prior to the time of such payment, such Option is canceled and the holder of such Option has executed and delivered a release of any and all rights the holder had or may have had in respect of such Option.

    In the Merger Agreement, the Company has agreed to use its reasonable best efforts to obtain all necessary consents or releases from holders of Options under the Stock Option Plans and take all such other lawful action as may be necessary to give effect to the transactions contemplated by the Merger Agreement. Except as otherwise agreed to by the parties, (i) the Stock Option Plans will terminate as of the Effective Time and the provisions in any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of the Company or any subsidiary thereof, including the Directors' Retainer Stock Deferral Plan, will be canceled as of the Effective Time and (ii) the Company will use its reasonable best efforts to assure that following the Effective Time no participant in the Stock Option Plans or such other plans, programs or arrangements will have any right thereunder to acquire any equity securities of the Company, the Surviving Corporation or any subsidiary

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thereof and to terminate all such plans and any Options or other Rights thereunder. Notwithstanding the foregoing, as requested by Parent, the Company will use its reasonable best efforts to assure that following the date of the Merger Agreement, no participant in the 1994 Employee Stock Purchase Plan will have any right to change any election or increase his contribution thereunder, and the Company will take all such actions as may be available to it to cause such plan to be suspended in respect of equity securities of the Company or the Surviving Corporation (other than as to Shares payment for which was deducted from employees' payroll at or prior to the date of the Merger Agreement).

    SHAREHOLDER MEETING. The Merger Agreement provides that the Company will take all action necessary in accordance with applicable law and its articles of incorporation and bylaws to convene a meeting of the Shareholders (the "Company Shareholders' Meeting") as promptly as practicable after the Offer Completion Date (as defined in the Merger Agreement) to consider and vote upon the approval of the Merger Agreement. The Board will recommend such approval and the Company will take all lawful action to solicit such approval, including without limitation timely mailing any proxy statement; provided, however, that such recommendation or solicitation (but not such actions to convene the Company Shareholders' Meeting) is subject to any action, including any withdrawal or change of its recommendation, taken by, or upon authority of, the Board, as the case may be, in the exercise of its good faith judgment in conformity with the advice of outside counsel (notice of which will be promptly given to Parent and Purchaser) that such action is required in order to satisfy the fiduciary duties of the members of the Board to Shareholders imposed by law. Without limiting the generality or effect of any other provision of the Merger Agreement, the Company's obligations to convene the Company Shareholders' Meeting will not be affected by the commencement, public proposal, public disclosure or communication to the Company of any Company Takeover Proposal (as defined below).

    The Merger Agreement also provides that, notwithstanding the above, in the event that Parent, Purchaser or any other subsidiary of Parent acquires at least 90% of the outstanding Shares pursuant to the Offer or otherwise, the parties hereto will take all necessary and appropriate action to cause the Merger to become effective in accordance with Section 302A.621 of the MBCA without a meeting of the Shareholders as soon as practicable after the acceptance for payment and purchase of Shares by Purchaser pursuant to the Offer.

    REPRESENTATIONS AND WARRANTIES. Pursuant to the Merger Agreement, the Company has made representations and warranties with respect to, among other things: (i) the organization, corporate powers and qualifications of the Company and its subsidiaries, (ii) the corporate power and authority to enter into the Merger Agreement and, subject to obtaining any necessary Shareholder approval of the Merger, to carry out its obligations thereunder; (iii) due authorization, execution and delivery of the Merger Agreement by the Company and consummation by the Company of the transactions contemplated thereby, subject to the approval of the Merger by the Company's Shareholders in accordance with Minnesota law;
(iv) the capitalization of the Company and its significant subsidiaries; (v) the ownership of the subsidiaries; (vi) the absence of other interests and investments; (vii) the absence of conflicts between the Merger Agreement and the transactions contemplated thereby with any law, regulation, court order, judgment, decree, permit or license, agreements, contracts or other instruments and obligations; (viii) the absence of any required waivers, consents or approvals; (ix) the compliance of the Company and its subsidiaries with laws, including those relating to the protection of the environment; (x) the accuracy of documents filed with the Commission; (xi) the absence of certain litigation;
(xii) the absence of certain events since January 1, 1998, including that there has not been any change in or effect on the business of the Company or other event or condition that has had or can reasonably be expected to have a material adverse effect on the business, results of operations or financial condition of the Company and its subsidiaries, taken as a whole (other than any change, effect, event or condition generally applicable to the industry in which the Company and its subsidiaries operate or changes in general economic conditions, except to the extent such changes, effects, events or conditions disproportionately affect the Company and its subsidiaries taken as a whole) or prevent or materially delay the Company's ability to consummate the transactions contemplated thereby

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(a "Company Material Adverse Effect"); (xiii) certain tax considerations; (xiv)
patents, trademarks and other intellectual property; (xv) owned and leased real property; (xvi) the Company's adoption of a plan to deal with year 2000 problems; (xvii) certain contractual obligations; (xviii) employee benefit plans; (xix) compliance with state takeover statutes; (xx) the vote required by Shareholders to approve the Merger Agreement; (xxi) the absence of brokerage or finders fees or commissions payable in connection with the Merger Agreement and the transactions contemplated thereby (other than with respect to fees payable to Salomon Smith Barney and Wit Capital Corporation); (xxii) the receipt by the Board of an opinion from Salomon Smith Barney; and (xxiii) the accuracy and completeness of the information supplied by the Company in connection with the Offer or other documents to be filed with the Commission in connection with the transactions contemplated by the Merger Agreement.

    Pursuant to the Merger Agreement, Parent and Purchaser have made representations and warranties with respect to, among other things: (i) the organization, corporate powers and qualifications of Parent and Purchaser; (ii) the corporate power and authority to execute the Merger Agreement and to consummate the transactions contemplated thereby; (iii) the absence of conflicts between the Merger Agreement and the transactions contemplated thereby with any law, regulation, court order, judgment, decree, permit or license, agreements, contracts or other instruments and obligations; (iv) the absence of brokerage or finders fees or commissions payable in connection with the Merger Agreement and the transactions contemplated thereby (other than with respect to the fees payable to Credit Suisse First Boston Corporation); (v) the accuracy of documents filed with the Commission; (vi) the availability of funds or borrowing capacity necessary for the transactions contemplated by the Merger Agreement;
(vii) the absence of certain litigation; and (viii) the beneficial ownership by Parent or Purchaser of the Company's Shares.

    CONDUCT OF BUSINESS PENDING THE MERGER. The Company has agreed that during the period from the date of the Merger Agreement until the Effective Time, except as expressly provided for in the Merger Agreement, the Company will, and will cause its subsidiaries to, carry on their respective businesses in the usual, regular and ordinary course in substantially the same manner conducted prior to the date of the Merger Agreement and, to the extent consistent therewith, will use their reasonable efforts to preserve intact their current business organizations, use their reasonable efforts to keep available the services of their current officers and other key employees and preserve their relationships with those persons having business dealings with them to the end that their goodwill and ongoing businesses will be unimpaired at the Effective Time. The Company has further agreed that, without limiting the generality or effect of the foregoing, except as expressly provided by the Merger Agreement, during the period from the date of the Merger Agreement to the Effective Time, the Company will not and will not permit any of its subsidiaries to, without the consent of Parent or Purchaser: (i) other than dividends and distributions (including liquidating distributions) by a direct or indirect wholly owned subsidiary of the Company to its parent, or by a subsidiary that is partially owned by the Company or any of its subsidiaries, provided that the Company or any such subsidiary receives or is to receive its proportionate share thereof,
(a) declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock, (b) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or
(c) purchase, redeem or otherwise acquire any shares of capital stock of the Company or any of its Subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares of other securities provided that nothing therein stated will limit the Company's right to cancel the Options in exchange for the Option Consideration; (ii) issue, deliver, sell, pledge or otherwise encumber any shares of its capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities except for the issuance of Shares pursuant to the exercise of Options that are outstanding on February 8, 1999, or pursuant to the Directors' Retainer Stock Deferral Plan or the 1994 Employee Stock Purchase Plan (to the extent Shares have been paid for with payroll deductions at or prior to the date of the Merger Agreement), provided that nothing therein stated will limit the Company's right to cancel the Options in exchange for the Option Consideration; (iii) amend its articles of incorporation, bylaws or other comparable organizational documents;
(iv) acquire by merging

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or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, limited liability company, partnership, joint venture, association or other business organization or division thereof; (v) sell, lease, license, mortgage or otherwise encumber or subject to any lien or otherwise dispose of any of its properties or assets, other than (a) in the ordinary course of business consistent with past practice and (b) sales of assets which do not individually or in the aggregate exceed $5.0 million; (vi) (a) incur any indebtedness for borrowed money (other than indebtedness of the Company to any subsidiary of the Company or of any subsidiary of the Company to the Company or to any other subsidiary of the Company) or guarantee any such indebtedness of another person, other than the Company or a subsidiary of the Company, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any of its subsidiaries, guarantee any debt securities of another person, other than the Company or a subsidiary of the Company, enter into any "keep well" or other agreement to maintain any financial statement condition of another person other than the Company or a subsidiary of the Company or enter into any arrangement having the economic effect of any of the foregoing, except for short-term borrowings incurred in the ordinary course of business consistent with past practice, or (b) make any loans, advances or capital contributions to, or investments in, any other person, other than to the Company or any subsidiary of the Company or any of its subsidiaries or to officers and employees of the Company or any of its subsidiaries for travel, business or relocation expenses in the ordinary course of business; (vii) make or agree to make any capital expenditure or capital expenditures other than capital expenditures set forth in the operating budget of the Company previously furnished to Parent and additional capital expenditures not to exceed $5.0 million in the aggregate;
(viii) make any change to its accounting methods, principles or practices, except as may be required by generally accepted accounting principles; (ix) except as required by law or contemplated by the Merger Agreement, enter into, adopt or amend in any material respect or terminate any Company Stock Option Plan or any other agreement, plan or policy involving the Company or any of its subsidiaries and one or more of their directors, officers or employees, or materially change any actuarial or other assumption used to calculate funding obligations with respect to any Company pension plans, or change the manner in which contributions to any Company pension plans are made or the basis on which such contributions are determined; (x) increase the compensation of any director, certain executive officers or, except in the ordinary course of business, any other key employee of the Company or pay any benefit or amount not required by a plan or arrangement as in effect on the date of the Merger Agreement to any such person; (xi) enter into or amend in any material respect, any material contract or any contract or agreement, oral or written, with any affiliate, associate or relative of the Company (other than the Company or any subsidiary of the Company), or make any payment to or for the benefit of, directly or indirectly, any of the foregoing other than payments to directors and officers in the ordinary course of business or pursuant to agreements or arrangements in effect prior to the date of the Merger Agreement; or (xii) authorize, or commit or agree to take, any of the foregoing actions.

    CONSENTS, APPROVALS AND FILINGS. The Merger Agreement provides that each of the parties to the Merger Agreement will use all reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things, necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by the Merger Agreement, including all reasonable efforts to (i) obtain all necessary actions or nonactions, waivers, consents and approvals from governmental entities and make all necessary registrations and filings (including filings with governmental entities) and take all reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any governmental entity, (ii) obtain all necessary material consents, approvals or waivers from third parties, (iii) defend any lawsuits or other legal proceedings, whether judicial or administrative, challenging the Merger Agreement or the consummation of the transactions contemplated thereby, including seeking to have any adverse order entered by any court or other governmental entity vacated or reversed, and (iv) execute and deliver any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, the Merger Agreement.

    The Merger Agreement also provides that, in connection with, and without limiting the foregoing, the Company and Parent will, and Parent will cause Purchaser to, (i) take all action necessary to ensure that no state takeover statute or similar statute or regulation (other than Chapter 80B of the Minnesota Statutes) is or becomes applicable to the Offer, the Merger or any of the other transactions contemplated thereby, and (ii) if any state takeover statute or similar statute or regulation becomes applicable thereto, take all action necessary to ensure that the Offer and the Merger and such other transactions may be consummated as promptly as practicable on the terms contemplated thereby and otherwise to minimize the effect of such statute or regulation thereon.

    Notwithstanding any other provision in the Merger Agreement, in no event will Parent be required to agree to any divestiture, hold-separate or other requirement in connection with the Merger Agreement or any of the transactions contemplated thereby.

    PUBLICITY. The Merger Agreement provides the Company and Parent will, subject to their respective legal obligations (including requirements of stock exchanges and other similar regulatory bodies), consult with each other, and use reasonable efforts to agree upon the text of any press release, before issuing any such press release or otherwise making public statements with respect to the transactions contemplated thereby and in making any filings with any governmental entity or with any national securities exchange with respect thereto.

    INDEMNIFICATION; DIRECTORS' AND OFFICERS' INSURANCE. The Merger Agreement provides that all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time existing in favor of the current or former directors or officers of the Company or each of its subsidiaries as provided in their respective articles of incorporation or bylaws (or comparable organizational documents) will be assumed by Parent and Parent will be directly responsible for such indemnification, without further action, as of the Effective Time and will continue in full force and effect in accordance with their respective terms. In addition, from and after the Effective Time, directors and officers of the Company who become or remain directors or officers of Parent or the Surviving Corporation will be entitled to the same indemnity rights and protections (including those provided by directors' and officers' liability insurance) of Parent. These provisions (i) are intended to be for the benefit of, and will be enforceable by, each indemnified party, his or her heirs and his or her representatives and (ii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise.

    The Merger Agreement further provides that Parent will, and will cause the Surviving Corporation to, maintain in effect for not less than six years after the Effective Time policies of directors' and officers' liability insurance equivalent in all material respects to those maintained by or on behalf of the Company and its Subsidiaries on the date thereof (and having at least the same coverage and containing terms and conditions which are no less advantageous to the persons currently covered by such policies as insured) with respect to matters existing or occurring at or prior to the Effective Time, provided, however, that if the aggregate annual premiums for such insurance at any time during such period exceed 200% of the per annum rate of premium currently paid by the Company and its Subsidiaries for such insurance on the date of the Merger Agreement, then Parent will cause the Surviving Corporation to, and the Surviving Corporation will, provide the maximum coverage that is then be available at an annual premium equal to 200% of such rate.

    EMPLOYEE BENEFIT MATTERS. The Merger Agreement provides that, from and after the Effective Time, the Surviving Corporation will have sole discretion over the hiring, promotion, retention, firing, except for employee benefit plans to the extent set forth below, and other terms and conditions of the employment of employees of the Surviving Corporation. Subject to the immediately preceding sentence, Parent will provide, or will cause the Surviving Corporation or its subsidiaries to provide, for the benefit of employees of the Surviving Corporation or its subsidiaries, as the case may be, who were employees of the Company or its subsidiaries immediately prior to the Effective Time, recognizing all prior service for eligibility and vesting purposes (including for purposes of determining entitlement to vacation, severance and other benefits) of the officers, directors or employees with the Company and any of its subsidiaries as service thereunder, certain existing qualified pension plans of the Company or its subsidiaries until the expiration of two years after the Effective Time, and, in addition, will provide for such two-year period, other "employee benefit plans," within the meaning of Section 3(3) of ERISA, that, together with such existing qualified pension plans, are in the aggregate at least substantially comparable to the "employee benefit plans," within the meaning of Section 3(3) of ERISA, provided to such individuals by the Company or its subsidiaries on the date of the Merger Agreement, provided, however, that notwithstanding the foregoing (i) nothing in the Merger Agreement will be deemed to require Parent to modify the benefit formulas under any pension plan of the Company or any of its subsidiaries in a manner that increases the aggregate expenses thereof as of the date of the Merger Agreement in order to comply with the requirements of ERISA, the Internal Revenue Code of 1986, as amended (the "Code"), or the Tax Reform Act of 1986, (ii) employee stock ownership, stock option and similar equity-based plans, programs and arrangements of the Company or any of its subsidiaries are not encompassed within the meaning of the term "employee benefit plans" in the Merger Agreement,
(iii) nothing in the Merger Agreement will obligate Parent or the Surviving Corporation to continue any particular employee benefit plan, other than the existing qualified pension plans, for any period after the Effective Time, and
(iv) no employee of the Company or any subsidiary of the Company will have any claim or right by reason of the Merger Agreement. Parent will cause the Surviving Corporation to honor (subject to any withholdings under applicable law) all employment, consulting and severance agreements or arrangements to which the Company or any of its subsidiaries is presently a party, which are specifically disclosed to Parent, except to the extent such agreement or arrangement is superseded or amended by any subsequent arrangements or agreements agreed to by the parties thereto in writing.

    NO SOLICITATION. The Merger Agreement provides that the Company, its affiliates and their respective officers, directors, employees, representatives and agents will immediately cease any existing discussions or negotiations, if any, with any parties conducted prior to the date thereof with respect to any Company Takeover Proposal (as defined below). The Company will not, nor will it permit any of its subsidiaries to, nor will it authorize or permit any of its officers, directors or employees or any investment banker, financial advisor, attorney, accountant or other representative retained by it or any of its subsidiaries to, directly or indirectly, (i) solicit or initiate (including without limitation by way of furnishing information), or take any other action (other than required by law) designed or reasonably likely to facilitate, any inquiries or the making of any proposal which constitutes or reasonably may give rise to any Company Takeover Proposal or (ii) participate in any discussions or negotiations regarding any Company Takeover Proposal; provided, however, that if, at any time prior to the date on which Purchaser purchases Shares in the Offer, the Board determines in good faith and in conformity with the advice of outside counsel, that failure to do so would result in a breach of its fiduciary duties to the Shareholders under applicable law, the Company may, in response to a Company Takeover Proposal which was not solicited by it and did not otherwise result from a breach of any provision of the Merger Agreement, (a) furnish information with respect to the Company and each of its subsidiaries and access to the Company and its subsidiaries and their personnel to any person pursuant to a customary confidentiality agreement not more favorable to the recipient of such information than the confidentiality agreement between Parent and the Company and (b) participate in discussions and negotiations regarding such Company Takeover Proposal. A "Company Takeover Proposal" means any inquiry, proposal or offer from any person relating to any direct or indirect acquisition or purchase of 20% or more of the assets of the Company and its subsidiaries, taken as a whole, or 20% or more of any class of equity securities of the Company or any of its subsidiaries, any tender offer or exchange offer for Shares of any class of equity securities of the Company or any of its subsidiaries, or any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its subsidiaries, other than the transactions contemplated by the Merger Agreement, or any other transaction that is intended or could reasonably be expected to prevent the completion of the transactions contemplated thereby.

    The Merger Agreement further provides that, except as expressly permitted by the Merger Agreement, neither the Board nor any committee thereof may (i) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Parent or Purchaser, the approval or recommendation by the Board or such committee of the Offer, the Merger or the Merger Agreement, (ii) approve or recommend, or propose publicly to approve or recommend, any Company Takeover Proposal, or (iii) cause or authorize the Company to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any Company Takeover Proposal (each, a "Company Acquisition Agreement"). Notwithstanding the foregoing, in the event that prior to the Offer Completion Date, the Board determines in good faith, after the Company has received a Superior Proposal (as defined below) and in conformity with the advice of outside counsel, that failure to do so would result in a breach of its fiduciary duties to the Shareholders under applicable law, the Company Board may upon not less than three business days notice to Parent of its intention to do so withdraw or modify or propose publicly to withdraw or modify its approval or recommendation of the Offer, the Merger or the Merger Agreement, or approve or recommend, or propose publicly to approve or recommend a Superior Proposal or enter into a Company Acquisition Agreement, provided, however, that in connection therewith, the Company simultaneously terminates the Merger Agreement. A "Superior Proposal" means a Company Takeover Proposal that (a) involves the direct or indirect acquisition or purchase of 50% or more of the assets of the Company and its subsidiaries or 50% or more of any class of equity securities of the Company or any of its subsidiaries, (b) involves payment of consideration to the Shareholders and other terms and conditions that, taken as a whole, are superior to the Offer and the Merger, and (c) is made by a person reasonably capable of completing such Company Takeover Proposal, taking into account the legal, financial, regulatory and other aspects of such Company Takeover Proposal and the person making such Company Takeover Proposal.

    The Merger Agreement further provides that the Company will (i) immediately advise Parent orally and in writing of any request for information or of any Company Takeover Proposal and the material terms and conditions of such request or Company Takeover Proposal and (ii) keep Parent reasonably informed of the status and details (including amendments or proposed amendments) of any such request or Company Takeover Proposal.

    Nothing contained in the Merger Agreement will prohibit the Company from taking and disclosing to Shareholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or from making any disclosure to Shareholders if the Board determines in good faith in conformity with the advice of outside counsel that failure to do so would result in a breach of its fiduciary duties to Shareholders under applicable law, provided, however, that neither the Company nor the Board nor any committee thereof may, except as expressly permitted by the Merger Agreement or required by Rule 14e-2(a) promulgated under the Exchange Act, withdraw or modify, or propose publicly to withdraw or modify, its position with respect to the Offer, the Merger Agreement or the Merger or approve or recommend, or propose publicly to approve or recommend, a Company Takeover Proposal.

    CONDITIONS TO THE MERGER. Pursuant to the Merger Agreement, the respective obligations of each party to effect the Merger will be subject to the fulfillment at or prior to the Closing Date (as defined in the Merger Agreement), of the following conditions: (i) Purchaser shall have made, or caused to be made, the Offer and shall have purchased, or caused to be purchased, the Shares validly tendered and not withdrawn pursuant to the Offer, provided, that this condition shall be deemed to have been satisfied with respect to the obligation of Parent and Purchaser to effect the Merger if Purchaser fails to accept for payment or pay for Shares pursuant to the Offer in violation of the terms of the Offer or of the Merger Agreement; (ii) if so required by law, the Merger Agreement and the transactions contemplated thereby shall have been approved in the manner required by applicable law by the holders of the issued and outstanding shares of capital stock of the Company; and (iii) no order or law enacted, entered, promulgated, enforced or issued by any court of competent jurisdiction or other governmental entity or other legal restraint or prohibition (collectively, "Restraints") preventing the consummation of the Merger shall be in effect.

    The Merger Agreement further provides that the obligation of Parent and Purchaser to effect the Merger will be subject to the fulfillment at or prior to the Closing Date of the additional condition that the Company shall have performed in all material respects its obligations to elect the Parent Designees to the Board.

    TERMINATION AND FEES. The Merger Agreement may be terminated and the Merger and the transactions contemplated therein may be abandoned (i) at any time prior to the Effective Time, before or after approval of the Merger Agreement by the Shareholders, by mutual consent of Parent and the Company; (ii) by action of the Board of Directors of either Parent or the Company if (a) the Offer Completion Date shall not have occurred by June 30, 1999 (the "Outside Date") or, if the Offer Completion Date occurs but the Effective Time shall not have occurred by February 10, 2000 (the "Drop-Dead Date"), provided, that no party may terminate the Merger Agreement pursuant to this clause (ii)(a) if such party's failure to fulfill any of its obligations under the Merger Agreement shall have been the reason that the Offer Completion Date or the Effective Time, as the case may be, shall not have occurred on or before the applicable date, (b) any governmental entity shall have issued a Restraint or taken any other action permanently enjoining, restraining or otherwise prohibiting the consummation of the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement and such restraint or other action shall have become final and nonappealable, or
(c) the Offer expires or is terminated or withdrawn pursuant to its terms without any Shares being purchased thereunder by Purchaser as a result of the failure of any of the Offer Conditions to be satisfied or waived prior to the Expiration Date; (iii) at any time prior to the Offer Completion Date, by action of the Board, if (a) there has been a material breach by Parent or Purchaser of any representation or warranty contained in the Merger Agreement which is not curable or, if curable, is not cured by the Outside Date and such breach could reasonably be likely to prevent or materially delay Parent's or Purchaser's ability to consummate the transactions contemplated by the Merger Agreement (a "Parent Material Adverse Effect"), (b) there has been a material breach of any of the covenants set forth in the Merger Agreement on the part of Parent or Purchaser, which breach is not curable or, if curable, is not cured within 15 calendar days after written notice of such breach is given by the Company to Parent, or (c) in accordance with the Board's exercise of its fiduciary duties as described in the section entitled "No Solicitation" above; (iv) at any time prior to the Offer Completion Date by Parent, if (a) the Board shall have (1) withdrawn or modified in a manner adverse to Parent or Purchaser its approval or recommendation of the Merger Agreement, the Offer or the Merger, (2) approved or recommended, or proposed publicly to approve or recommend, a third-party Company Takeover Proposal, (3) caused or authorized the Company or any of its subsidiaries to enter into a Company Acquisition Agreement, (4) approved the breach of the Company's obligations not to withdraw or modify approval of the Offer or the Merger (or publicly propose to do so), not to approve or recommend any Company Takeover Proposal (or publicly propose to do so) and not to cause or authorize a Company Acquisition Agreement to be entered into, as described in the section entitled "No Solicitation" above, or (5) resolved or publicly disclosed any intention to take any of the foregoing actions, (b) there has been a material breach by the Company of any representation or warranty contained in the Merger Agreement which is not curable or, if curable, is not cured by the Outside Date and such breach had or could reasonably be likely to have a Company Material Adverse Effect, or (c) there has been a material breach of any of the covenants set forth in the Merger Agreement on the part of the Company, which breach is not curable or, if curable, is not cured within 15 days after written notice of such breach is given by Parent to the Company.

    The Merger Agreement provides that the Company will pay to Purchaser an amount equal to $40.0 million (the "Termination Fee") in any of the following circumstances: (w) the Merger Agreement is terminated at such time that the Merger Agreement is terminable as described in clause (iii)(c) or clause (iv)(a) of the preceding paragraph; (x) the Merger Agreement is terminated by either Parent or the Company as described in clause (ii)(a) of the preceding paragraph, and (1) at the time of such termination the Minimum Condition shall not have been satisfied, (2) at the time of such termination the Company shall not have the right to terminate the Merger Agreement as described in clause (iii)(a) or
(b) of the preceding paragraph, (3) prior to such termination, a Company Takeover Proposal involving at least 50% of the assets of the Company and its subsidiaries, taken as a whole, or 50% of any class of equity securities of the Company (any such Company Takeover Proposal, a "Competing Proposal"), is (a) publicly disclosed or has been made directly to Shareholders generally or (b) any person (including without limitation the Company or any of its subsidiaries) publicly announces an intention (whether or not conditional) to make such a Competing Proposal (a "Takeover Proposal Event"), and (4) prior to the termination of the Merger Agreement or within 12 months after the termination of the Merger Agreement, the Company or a subsidiary thereof enters into a Company Acquisition Agreement providing for a Competing Proposal (any such agreement, a "Competing Proposal Agreement"); (y) the Merger Agreement is terminated by either Parent or the Company as described in clause (ii)(c) of the preceding paragraph and (1) at the time of such termination the Minimum Condition shall not have been satisfied,
(2) at the time of such termination the Company shall not have the right to terminate the Merger Agreement as described in clause (iii)(a) or (b) of the preceding paragraph, (3) prior to such termination a Takeover Proposal Event shall have occurred, and (4) prior to the termination of the Merger Agreement or within 12 months after the termination of the Merger Agreement, the Company or a subsidiary thereof enters into a Competing Proposal Agreement; or (z) the Merger Agreement is terminated by Parent as described in clause (iv)(b) or (c) of the preceding paragraph, and (1) prior to such termination a Takeover Proposal Event shall have occurred, and (2) prior to the termination of the Merger Agreement or within 12 months after the termination of the Merger Agreement, the Company or a subsidiary thereof enters into a Competing Proposal Agreement.

    If the Merger Agreement is terminated in circumstances where a Termination Fee is then payable, the Merger Agreement provides that, in any such case, the Company will promptly, but in no event later than two business days after submission of a request therefor, pay Parent up to $4.0 million of Parent's documented expenses.

    The Merger Agreement further provides that if a Termination Fee is payable as described in clause (x), (y) or (z) of the second preceding paragraph, then the Company will pay the Termination Fee to Parent upon the signing of a Competing Proposal Agreement or, if no Competing Proposal Agreement is signed, then at the closing (and as a condition of closing) of a Competing Proposal. Notwithstanding any other provision thereof, (a) in no event may the Company enter into a Competing Proposal Agreement unless, prior thereto, the Company has paid any amount due or which will become due under the Merger Agreement, (b) the Company may not terminate the Merger Agreement unless prior thereto it has paid to Parent all amounts then due under the Merger Agreement, (c) all amounts due as described in clause (w) of the second preceding paragraph and in the circumstances in which the Company has not entered into a Competing Proposal Agreement will be payable promptly, but in no event more than two business days after request therefor is made, and (d) all amounts due under the Merger Agreement will be paid on the date due in immediately available funds wire transferred to the account designated by Parent.

    The Merger Agreement further provides that, except as set forth above, all fees and expenses (including Commission filing fees) incurred in connection with the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such fees or expenses, whether or not the Merger is consummated, except that Parent and the Company will bear and pay one-half of the costs and expenses incurred in connection with the printing and mailing of the Offer documents, the Schedule 14D-9 and the proxy statement.

    AMENDMENT. The Merger Agreement may be amended by the parties thereto, by action taken by their respective Boards of Directors, at any time before or after approval of matters presented in connection with the Merger by Shareholders of the Company but after any such Shareholder approval, no amendment will be made which by law requires the further approval of such Shareholders without obtaining such further approval. The Merger Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties thereto.

    ASSIGNMENT. Neither the Merger Agreement nor any of the rights, interests or obligations thereunder may be assigned by any of the parties thereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, the Merger Agreement will be binding upon and will inure to the benefit of the parties thereto and their respective successors and assigns. Notwithstanding anything contained in the Merger Agreement to the contrary, except as described in the section entitled "Indemnification; Directors' and Officers' Insurance," nothing in the Merger Agreement, expressed or implied, is intended to confer on any person other than the parties thereto or their respective heirs, successors, executors, administrators and assigns any rights, remedies, obligations or liabilities under or by reason of the Merger Agreement.

CONFIDENTIALITY AGREEMENT

    On November 11, 1998, the Company and Parent entered into a confidentiality agreement (the "Confidentiality Agreement"). The Confidentiality Agreement contains customary provisions pursuant to which, among other matters, Parent and the Company each agreed to keep confidential all non-public information furnished to it by the other party and to use such information solely in connection with evaluating a possible transaction involving the Company and Parent. Parent has agreed in the Confidentiality Agreement that, for a period of one year after the date of the Confidentiality Agreement, neither it nor any of its affiliates will, without the prior written consent of the Company, acquire or seek to acquire any of the Company's voting securities or otherwise seek to influence or control management or policies of the Company. However, the Merger Agreement amends the Confidentiality Agreement to eliminate these provisions with respect to certain transactions in which Parent offers to acquire all of the Shares at not less than the Per Share Amount. The foregoing summary of the Confidentiality Agreement is qualified in its entirety by reference to the full text of the Confidentiality Agreement, which is filed herewith as Exhibit 2 and is incorporated herein by reference, and by reference to Section 8.4 of the Merger Agreement.

EMPLOYMENT LETTERS

    In connection with the execution of the Merger Agreement, at the request of Parent, certain executive officers of the Company, namely William J. Lansing, Michael P. Sherman, John D. Buck and Andrew V Johnson (the "Executives"), have entered into non-binding employment letters (the "Employment Letters"), each dated February 10, 1999, with Parent relating to their employment following the Effective Time. Each Employment Letter provides that the terms of the Severance Agreement (described under "Executive Compensation" in the Information Statement) between the Company and the Executive would be superseded by a definitive employment agreement entered into pursuant to the Employment Letter to the extent that the Executive's Severance Agreement relates to the compensation and benefits to be received by the Executive during the two-year period following the Effective Time. The following summary of the Employment Letters is qualified in its entirety by reference to the full text of the Employment Letters, which are filed herewith as Exhibits 3 through 6 and are incorporated herein by reference.

    If the Executives were to enter into definitive employment agreements with Parent under the terms set forth in their respective Employment Letters, then in exchange for full-time employment with the Company and at the Effective Time, the following would occur: Mr. Lansing would receive an annual base salary of $600,000, which would increase to $800,000 on May 1, 1999; Mr. Sherman would receive an annual base salary of $400,000; Mr. Buck would receive an annual base salary of $400,000; and Mr. Johnson would receive an annual base salary of $325,000. Mr. Lansing's, Mr. Buck's and Mr. Sherman's compensation for the year ended December 31, 1998 is described in the Information Statement. Mr. Johnson's base salary for 1998 was $285,000. Mr. Lansing, currently the Company's President, would be named President and Chief Executive Officer of the Company on May 1, 1999, and subsequently be named Chairman and Chief Executive Officer of the Company on January 1, 2000. Each of the other Executives would retain his current position and title. Mr. Lansing's annual target bonus would be 125% of his annual salary (which for 1999 would be calculated based upon a deemed annual salary of $700,000), with a maximum of 168% (and a minimum bonus of $300,000 in
1999). Messrs. Buck and Sherman's annual target bonus would be 110% of their annual salary (which for 1999 would be calculated based upon a deemed annual salary of $387,500), with a maximum of 146% (and a minimum bonus of $347,500 in 1999). Mr. Johnson's annual target bonus would be 100% of his annual salary, with a maximum of 134%.

    Each Executive would also receive at the Effective Time an award of options to purchase Parent's common stock exercisable at the closing price of Parent's common stock on February 10, 1999, and an award of shares of restricted stock from Parent. Mr. Lansing would receive options to purchase 300,000 Parent shares and restricted stock of Parent valued at $1,585,769 plus an additional 25,000 shares of restricted stock of Parent; Messrs. Buck and Sherman would each receive options to purchase 125,000 Parent shares and restricted stock of Parent valued at $290,902 plus an additional 10,000 shares of restricted stock of Parent; and Mr. Johnson would receive options to purchase 50,000 Parent shares and 5,000 shares of restricted stock of Parent. In addition, Mr. Lansing would exchange current options to purchase 370,000 Company shares and restricted stock of the Company valued at approximately $3,600,000 for options to purchase approximately 210,000 Parent shares and approximately 82,000 shares of restricted stock of Parent. Messrs. Buck and Sherman would each exchange current options to purchase 100,000 Company shares for approximately 57,000 Parent shares, and Mr. Johnson would exchange current options to purchase 65,000 Company shares for options to purchase approximately 37,000 Parent shares.

    If the Executives were to enter into definitive employment agreements under the terms set forth in their respective Employment Letters, each employment agreement would have a three-year term. Each Executive's Severance Agreement (other than Mr. Johnson's) would be modified by such employment agreement to eliminate the Executive's right to receive severance under his Severance Agreement if he voluntarily terminates his employment with the Company for any reason during the thirteenth month after the Effective Time, as well as his right to receive severance under his Severance Agreement if his employment were terminated by the Company during the two-year period following the Effective Time. Instead, the terms of such Employment Letters provide that each such Executive (other than Mr. Johnson) would receive a retention bonus on the first anniversary of the Effective Time unless the Executive has voluntarily terminated his employment prior to that time for other than good reason (as defined in the Severance Agreements). Mr. Lansing's retention bonus would be equal to three times his 1998 base salary ($1,350,000) plus the greater of (i) three times his 1998 bonus ($1,650,000) and (ii) three times his actual bonus earned for 1999 calculated on a $450,000 base salary. Each of Mr. Buck's and Mr. Sherman's retention bonuses would be equal to three times the greater of (i) his aggregate 1998 base salary and bonus paid in respect of 1998 performance and
(ii) the aggregate of $350,000 and the bonus payable in respect of his 1999 performance assuming a $350,000 base salary.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

    (A) RECOMMENDATION OF THE BOARD OF DIRECTORS

    At a meeting of the Board held on February 10, 1999 (one director being absent), the Board unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger.

    The Board (one director being absent) unanimously resolved to recommend that Shareholders accept the Offer and approve the Merger Agreement and the Merger and determined that the Offer and the Merger are fair to and in the best interests of the Company and the Shareholders.

    A letter to the Shareholders communicating the Board's recommendation and a press release announcing the Offer, the Merger and the Merger Agreement are filed herewith as Exhibit 7 and Exhibit 8, respectively, and are incorporated herein by reference.

    (b) BACKGROUND REASONS FOR THE BOARD OF DIRECTORS' RECOMMENDATION.

    On October 27, 1998, Ronald W. Tysoe, Parent's Vice Chairman, Theodore Deikel, the Company's Chairman and Chief Executive Officer, and a representative of the Company met at Parent's request to discuss a possible commercial relationship under which the Company would provide logistical services to Parent. Mr. Tysoe indicated in that meeting that Parent might also be willing to explore a possible substantial investment or other strategic transaction involving the Company. Mr. Deikel indicated at the October 27th meeting that the Company was not for sale and was pursuing its own long-term growth strategy as an independent company, but that the Company would nonetheless consider Parent's indication of possible interest and respond thereto in due course.

    In November 1998, representatives of the Company informed representatives of Parent that the Company would be willing to explore a possible substantial investment by Parent or other strategic transaction involving the Company, but only if Parent signed a customary confidentiality/standstill agreement. Thereafter, such an agreement, dated as of November 11, 1998, was signed and, commencing in December 1998, the Company provided Parent non-public financial and operating information relating to the Company, including at a senior management presentation on December 9, 1998. In mid-December 1998, representatives of Parent informed representatives of the Company that Parent had an interest in exploring, on a preliminary basis, a possible business combination transaction with the Company and indicated a valuation range of $20-$24 per Share, subject to further due diligence by Parent. The parties determined to continue discussions and the due diligence review in January 1999 following the completion of the Christmas retail season, although representatives of the Company informed representatives of Parent that the Company's willingness to continue discussions did not indicate that the Company agreed with Parent's valuation range.

    The parties renewed their preliminary discussions and the due diligence review in mid-January 1999, including at a senior management presentation on January 13, 1999. On January 27, 1999, Parent proposed to acquire the Company at $24 per Share in cash.

    At a Board meeting on January 29, 1999, the terms of Parent's proposal were reviewed by Faegre & Benson LLP ("Faegre & Benson"), counsel to the Company, with the Board, and Salomon Smith Barney, the Company's financial advisor, analyzed the proposed transaction assuming the $24.00 per Share price proposed by Parent. The Board instructed management and Salomon Smith Barney to continue negotiations and to attempt to obtain a higher price for the Company.

    On January 29, 1999, representatives of the Company informed representatives of Parent that the Board had considered Parent's proposal and instructed the Company's management not to accept it. Representatives of the Company also indicated they believed the Board would support a transaction at $26.00 per Share and that the Company was willing to continue discussions of a possible business combination transaction if Parent was interested in so doing.

    On February 2, 1999, Mr. Tysoe and Thomas G. Cody, Parent's Executive Vice President, met at Parent's request with Mr. Lansing and other senior executives of the Company to further review the Company's business plans and discuss Parent's desire to assure that the Company's senior management team would remain with the Company if a decision were made to proceed with a transaction. Following that meeting, Mr. Tysoe informed Mr. Deikel that Parent would be willing to increase its indicated price to $25.00 per Share, subject to confirming the willingness of certain senior executives of the Company to continue with the Company following any such transaction and the negotiation of definitive documentation satisfactory to Parent. Thereafter, representatives of the parties engaged in continued discussions regarding definitive documentation and other matters relating to a possible transaction and Parent completed its initial due diligence review of the Company. In addition, representatives of Parent engaged in discussions with certain senior executives of the Company relating to their willingness to continue with the Company following a business combination transaction, their terms of employment and Parent's request that certain options and restricted Shares which otherwise would vest in any transaction such as the Offer and the Merger be converted into options to acquire Parent common shares and restricted Parent common shares.

    The Board met on February 5, 1999 to discuss Parent's new proposal to acquire the Company for $25.00 per Share. Mr. Deikel and Mr. Lansing discussed recent developments, including Parent's request that Mr. Lansing and certain other members of senior management of the Company enter into employment term sheets with Parent and the status of the negotiations between Mr. Lansing and members of senior management of Parent concerning the terms of their employment in the event the transaction was completed. Salomon Smith Barney analyzed the proposed transaction assuming a $25.00 per Share price. The draft of the Merger Agreement received from Jones, Day, Reavis & Pogue, counsel to Parent and Purchaser ("Jones Day"), was distributed and that draft, together with the changes that had been negotiated by Faegre & Benson and Jones Day, were reviewed by Faegre & Benson and the major outstanding issues were discussed. The Board authorized management to continue negotiations on the outstanding issues.

    Between February 5, 1999 and February 10, 1999, representatives of Faegre & Benson and Jones Day then continued their negotiation of the Merger Agreement, Parent continued its due diligence review of the Company and Mr. Lansing and other members of senior management of the Company continued discussions with members of senior management of Parent concerning the terms of their future employment.

    On February 10, 1999, the Board met again. Members of the Company's management, Salomon Smith Barney and Faegre & Benson updated the Board on the status of discussions, including the indicated willingness of Parent to accept a $40 million termination fee in lieu of the $50 million termination fee that had initially been requested by Parent and the proposed resolution of the remaining issues regarding the Merger Agreement. Faegre & Benson reviewed with the Board the other provisions of the most recent draft of the Merger Agreement that had previously been distributed to the members of the Board. Salomon Smith Barney updated the Board as to certain aspects of its February 5 presentation, and rendered to the Board its oral opinion (which opinion was subsequently confirmed by delivery of a written opinion dated February 10, 1999) as to the fairness, from a financial point of view, of the $25.00 per Share cash consideration to be received in the Offer and Merger by the holders of Shares (other than Parent and its affiliates). A special committee of the Board, consisting of all independent directors of the Board for purposes of Section 302A.673 of the MBCA, unanimously (with two directors absent because of their advisory or consulting relationships with the Company) approved the Offer, the Merger and the Merger Agreement. Immediately thereafter, the Board (with one director absent) unanimously approved the Offer, the Merger and the Merger Agreement and determined that the terms of the Offer and Merger were fair to and in the best interests of the Company and its Shareholders.

    That evening the parties signed the Merger Agreement.

    On February 11, 1999, Parent and the Company publicly announced that they had entered into the Merger Agreement.

    REASONS FOR TRANSACTIONS; FACTORS CONSIDERED BY THE BOARD OF DIRECTORS

    In approving the Merger, the Offer and the Merger Agreement and recommending that all Shareholders tender their Shares pursuant to the Offer and approve and adopt the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, the Board considered a number of factors, including:

        1. the financial and other terms and conditions of the Offer, the Merger and the Merger Agreement;

        2. the Board's familiarity with and review of the business, financial condition, results of operations and prospects of the Company, including the desirability of continuing to implement the Company's strategy of expansion in its core catalog business and in internet-based commerce and the need for substantial additional capital in order to fully implement the Company's expansion strategies;

        3. the Board's belief, after considering the possible alternatives to the Offer and the Merger, that no other buyer would be likely to provide a comparable value to the Shareholders, in light of Parent's financial condition, the particular synergies that would be created for Parent as a result of the Company's business combination with Parent and Parent's growth plans;

        4. the risks of implementing the Company's strategies and increasing its profitability as an independent company, including the likelihood of acquiring sufficient capital within a time frame that would not limit its expansion, the challenges of integrating its present and contemplated future acquisitions and the likelihood of increasing its revenues sufficiently to overcome its pricing decreases and of maintaining its favorable bad debt performance;

        5. the historical market price performance of the Shares and the likelihood that the present value of the future market price of the Shares would exceed $25.00 per Share;

        6. the fact that the Merger Agreement, which prohibits the Company, its subsidiaries and their respective officers, directors, employees, representatives and agents or any officer, director, investment banker, financial advisor, attorney, accountant or other representative retained by it or any of its subsidiaries from soliciting or initiating or taking other action designed or reasonably likely to facilitate any inquiries or proposals that constitute or reasonably may give rise to a Company Takeover Proposal or participating in discussions regarding a Company Takeover Proposal, does permit the Company to furnish information and provide access to, or to participate in discussions and negotiations with, any person or entity that makes an unsolicited Company Takeover Proposal after the date of the Merger Agreement, if the Board determines in good faith and in conformity with the advice of outside counsel that failure to do so would result in a breach of its fiduciary duties to its Shareholders under applicable law;

        7. the benefits to the Company's additional constituents (principally its work force and the local community) from Parent's intent to maintain the Company's work force generally and its covenant contained in the Merger Agreement to provide existing employees who continue to be employees of the Company with certain employee benefits at least substantially comparable in the aggregate to the employee benefits they currently enjoy for two years after the Effective Time and to maintain certain of the Company's qualified pension plans in effect during that two-year period, and from its current intent to keep the Company's headquarters in the Minneapolis metropolitan area;

        8. the Board's belief that the terms of the Merger Agreement, taking into account the termination fee and the required reimbursement of documented out-of-pocket expenses payable to Parent in the event of the Company's actual, or publicly proposed, withdrawal or modification, in a manner adverse to Parent, of its approval or recommendation of the Merger or its actual, or publicly proposed, approval or recommendation of a Superior Proposal or its entry into a third-party acquisition agreement, which was an integral part of Parent's proposal, should not unduly discourage superior third-party offers;

        9. the presentations of Salomon Smith Barney at the January 29, February 5, and February 10, 1999 Board meetings, including the opinion of Salomon Smith Barney, dated February 10, 1999, to the effect that, as of such date and based upon and subject to certain matters stated in such opinion, the $25.00 per Share cash consideration to be received in the Offer and the Merger by holders of Shares (other than Parent and its affiliates) was fair, from a financial point of view, to such holders. The full text of Salomon Smith Barney's opinion, which sets forth the assumptions made, matters considered and limitations on the review undertaken by Salomon Smith Barney, is attached hereto as Exhibit 9 and is incorporated herein by reference. Salomon Smith Barney's opinion is directed only to the fairness, from a financial point of view, of the $25.00 per Share cash consideration to be received in the Offer and the Merger by holders of Shares (other than Parent and its affiliates) and is not intended to constitute, and does not constitute, a recommendation as to whether any Shareholder should tender Shares pursuant to the Offer. HOLDERS OF SHARES ARE ENCOURAGED TO READ SALOMON SMITH BARNEY'S OPINION CAREFULLY IN ITS ENTIRETY; and

        10. the limited number of conditions to the obligations of Parent and Purchaser to consummate the Offer and the Merger, including the absence of a financing condition to the Offer or any condition based on fluctuations in general stock prices.

    Each of the factors set forth above was believed by the Board to support its decision to recommend acceptance of the Offer and to approve, and to recommend approval by the Shareholders of, the Merger and the Merger Agreement, except for the sixth and eighth factors, relating to the terms of the Merger Agreement, which are inherent in merger transactions.

    The Board did not find it necessary or practical to assign relative weights to the factors or determine that any factor was determinative or of more importance than other factors. Rather, the Board viewed its position and recommendation as being based on the totality of the information presented to and considered by it. Furthermore, individual directors may have given different weights to different factors.

    The Board also considered the detriments of the Merger, namely:

        1. the Company's long term potential for growth and profitability if it could overcome the risks referenced above, to the extent not reflected in the Merger Consideration, would not benefit the former Shareholders;

        2. the synergies resulting from the Merger, to the extent not reflected in the Merger Consideration, would not benefit the former Shareholders; and

        3. the sale of Shares in the Offer and the conversion of Shares in the Merger would be taxable to Shareholders for federal income tax purposes.

However, the Board determined that such detriments were inherent in proceeding with the Offer and the Merger and were offset by the benefits of the Offer and the Merger summarized above.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

    The Company has retained Salomon Smith Barney to act as its financial advisor in connection with the Offer and the Merger. Pursuant to the terms of Salomon Smith Barney's engagement, the Company agreed to pay Salomon Smith Barney an aggregate financial advisory fee equal to 0.49% of the aggregate consideration payable in the Offer and the Merger. The Company also has agreed to reimburse Salomon Smith Barney for travel and other reasonable out-of-pocket expenses, including the reasonable fees and disbursements of its legal counsel, and to indemnify Salomon Smith Barney and related parties against certain liabilities, including liabilities under the federal securities laws, arising out of Salomon Smith Barney's engagement. Salomon Smith Barney has in the past provided investment banking services to the Company and Parent unrelated to the proposed Offer and Merger, for which services Salomon Smith Barney has received compensation. In the ordinary course of business, Salomon Smith Barney and its affiliates (including Citigroup Inc. and its affiliates) may actively trade or hold the securities of the Company and Parent for their own account or for the account of customers and, accordingly, may at any time hold a long or short position in such securities.

    The Company has entered into an agreement with Wit Capital Corporation ("Wit Capital") for financial advisory services in connection with the Offer and the Merger. Robert H. Lessin, a member of the Board, is the Chairman and Chief Executive Officer of Wit Capital and a former executive officer of Salomon Smith Barney. For its services as financial advisor, the Company has agreed to pay Wit Capital a cash fee of $500,000 in the event of completion of a business combination with Parent. The Company has also agreed to indemnify Wit Capital against certain liabilities, including liabilities under the federal securities laws, arising out of Wit Capital's engagement. The full text of this agreement is filed herewith as Exhibit 10 and is incorporated herein by reference.

    Neither the Company nor any other persons acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to Shareholders on its behalf concerning the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

    (a) No transactions in the Shares have been effected during the past 60 days by the Company or, to the knowledge of the Company, by any executive officer, director, affiliate or subsidiary of the Company other than (i) a grant to Mr. Johnson on January 26, 1999 of options to purchase 25,000 Shares, (ii) the sale of 41,000 Shares in an open-market transaction on January 28, 1999 by a trust of which Mr. Deikel is a trustee, and (iii) a gift of 800 Shares made by Mr. Deikel on December 31, 1998.

    (b) To the knowledge of the Company, its executive officers, directors, affiliates and subsidiaries presently intend to tender, pursuant to the Offer, any Shares that are held of record or are beneficially owned by them, except in certain cases in which an individual may benefit from a tax standpoint from extending his or her holding period for long term capital gains by holding certain Shares until the Effective Time or may avoid liability under Section 16(b) of the Exchange Act by converting Shares in the Merger rather than tendering Shares in the Offer.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

    (a) Except as set forth in this Schedule 14D-9, the Company is not engaged in any negotiation in response to the Offer that relates to or would result in
(i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company;
(iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company. As described in Item 4(b) above, the Board, in connection with the exercise of its fiduciary duties, is permitted under certain conditions to engage in negotiations in response to certain unsolicited Company takeover proposals.

    (b) Except as described in Items 3(b) and 4 above, there are no transactions, Board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in paragraph (a) of this Item 7.

ITEM 8. ADDITIONAL INFORMATION

    (a) The Information Statement attached as Annex I hereto and incorporated herein by reference is being furnished pursuant to Rule 14f-1 under the Exchange Act in connection with the potential designation by Parent, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of Shareholders, as described in Item 3.

    (b) At its meeting held on February 10, 1999, a special committee of the Board authorized and approved entering into the Merger Agreement and the transactions contemplated thereby for purposes of Sections 302A.671 and 302A.673 of the MBCA.

    (c) No dissenters' rights are available in connection with the Offer. However, if the Merger is consummated, dissenting Shareholders who comply with statutory procedural requirements will be entitled to exercise dissenters' rights for the fair value for their Shares under Section 302A.473 of the MBCA. To be entitled to payment, a dissenting Shareholder must not accept the Offer, must file with the Company, prior to the vote for the Merger, a written notice of intent to demand payment of the fair value of the Shares, must not vote in favor of the Merger and must satisfy the other procedural requirements of
Section 302A.473 of the MBCA. Any Shareholders contemplating the exercise of their dissenters' rights should review carefully the provisions of Sections 302A.471 and 302A.473 of the MBCA, particularly the procedural steps required to perfect such rights. SUCH RIGHTS WILL BE LOST IF THE PROCEDURAL REQUIREMENTS OF
SECTION 302A.473 OF THE MBCA ARE NOT FULLY AND PRECISELY SATISFIED.

    If a vote of Shareholders is required to approve the Merger under the MBCA, the notice and proxy statement for the Shareholder meeting will again inform each Shareholder of record as of the record date of the Shareholder meeting (excluding persons who tender all of their Shares pursuant to the Offer if such

Shares are purchased in the Offer) of their dissenters' rights and will include a copy of Sections 302A.471 and 302A.473 of the MBCA and a summary description of the procedures to be followed under those Sections to obtain payment of fair value for their Shares in cash under those Sections. If a Shareholder vote is not required to approve the Merger, the Surviving Corporation will send a notice to those persons who are Shareholders of the Company immediately prior to the Effective Time which, among other things, will include a copy of Sections 302A.471 and 302A.473 of the MBCA and a summary description of the procedures to be followed under those Sections to obtain payment of fair value for their Shares in cash under those Sections.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1  Agreement and Plan of Merger, dated as of February 10, 1999, among Purchaser,
           Parent and the Company.

Exhibit 2  Confidentiality Agreement, dated November 11, 1998, between the Company and
           Parent.

Exhibit 3  Employment Letter, dated February 10, 1999, between the Company and William J.
           Lansing.

Exhibit 4  Employment Letter, dated February 10, 1999, between the Company and Michael P.
           Sherman.

Exhibit 5  Employment Letter, dated February 10, 1999, between the Company and John D.
           Buck.

Exhibit 6  Employment Letter, dated February 10, 1999, between the Company and Andrew V
           Johnson.

Exhibit 7  Letter to shareholders of the Company, dated February 18, 1999.*

Exhibit 8  Joint press release issued by the Company and Parent on February 11, 1999.

Exhibit 9  Opinion of Salomon Smith Barney Inc., dated February 10, 1999.*

Exhibit    Letter agreement, dated February 2, 1999, between the Company and Wit Capital
  10       Corporation.

Exhibit    Employment Agreement, dated May 1, 1998, between the Company and William J.
  11       Lansing.

Exhibit    Resignation Agreement, dated December 11, 1998, between the Company and Thomas
  12       C. Vogt.

Exhibit    Form of Severance Agreement entered into between the Company and each of Messrs.
  13       Deikel, Lansing, Sherman, Knight and Buck. (Incorporated by reference to Exhibit
           10.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended
           June 26, 1998)

Exhibit    Form of Severance Agreement entered into between the Company and certain other
  14       executive officers. (Incorporated by reference to Exhibit 10.2 to the Company's
           Quarterly Report on Form 10-Q for the fiscal quarter ended June 26, 1998)

Exhibit    Severance Agreement, dated May 1, 1998, between the Company and William J.
  15       Lansing.

Exhibit    Letter agreement, dated August 6, 1998, between the Company and Wit Capital
  16       Corporation.

------------------------

*   Included in copies of the Schedule 14D-9 mailed to shareholders.

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                Fingerhut Companies, Inc.

                                                By         /s/ THEODORE DEIKEL
                                                           ---------------------------------------
                                                           Theodore Deikel
                                                           Chairman and Chief Executive Officer

Dated: February 18, 1999

                                 EXHIBIT INDEX

  EXHIBIT                                                 DESCRIPTION
------------  ----------------------------------------------------------------------------------------------------

Exhibit 1     Agreement and Plan of Merger, dated as of February 10, 1999, among Purchaser, Parent and the
              Company.

Exhibit 2     Confidentiality Agreement, dated November 11, 1998, between the Company and Parent.

Exhibit 3     Employment Letter, dated February 10, 1999, between the Company and William J. Lansing.

Exhibit 4     Employment Letter, dated February 10, 1999, between the Company and Michael P. Sherman.

Exhibit 5     Employment Letter, dated February 10, 1999, between the Company and John D. Buck.

Exhibit 6     Employment Letter, dated February 10, 1999, between the Company and Andrew V Johnson.

Exhibit 7     Letter to shareholders of the Company, dated February 18, 1999.*

Exhibit 8     Joint press release issued by the Company and Parent on February 11, 1999.

Exhibit 9     Opinion of Salomon Smith Barney Inc., dated February 10, 1999.*

Exhibit 10    Letter agreement, dated February 2, 1999, between the Company and Wit Capital Corporation.

Exhibit 11    Employment Agreement, dated May 1, 1998, between the Company and William J. Lansing.

Exhibit 12    Resignation Agreement, dated December 11, 1998, between the Company and Thomas C. Vogt.

Exhibit 13    Form of Severance Agreement entered into between the Company and each of Messrs. Deikel, Lansing,
              Sherman, Knight and Buck . (Incorporated by reference to Exhibit 10.1 to the Company's Quarterly
              Report on Form 10-Q for the fiscal quarter ended June 26, 1998)

Exhibit 14    Form of Severance Agreement entered into between the Company and certain other executive officers.
              (Incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the
              fiscal quarter ended June 26, 1998)

Exhibit 15    Severance Agreement, dated May 1, 1998, between the Company and William J. Lansing.

Exhibit 16    Letter agreement, dated August 6, 1998, between the Company and Wit Capital Corporation.

------------------------

*   Included in copies of the Schedule 14D-9 mailed to shareholders.

                                                                         ANNEX I

                           FINGERHUT COMPANIES, INC.
                                4400 BAKER ROAD
                          MINNETONKA, MINNESOTA 55343

                       INFORMATION STATEMENT PURSUANT TO
                    SECTION 14(F) OF THE SECURITIES EXCHANGE
                     ACT OF 1934 AND RULE 14F-1 THEREUNDER

                            ------------------------

                              GENERAL INFORMATION

    This Information Statement is mailed on or about February 18, 1999, as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Fingerhut Companies, Inc., a Minnesota corporation (the "Company"), to the holders of record of shares of common stock, par value $.01 per share, of the Company (the "Common Stock" or the "Shares"). You are receiving this Information Statement in connection with the possible election of persons designated by Purchaser (as defined below) to a majority of the seats on the Board of Directors of the Company (the "Board").

    On February 10, 1999, the Company, Federated Department Stores, Inc., a Delaware corporation ("Parent"), and Bengal Subsidiary Corp., a Minnesota corporation and a direct, wholly owned subsidiary of Parent ("Purchaser"), entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which (i) Purchaser will commence a tender offer (the "Offer) for all outstanding Shares at a price of $25.00 per Share, net to the seller in cash without interest thereon, and (ii) Purchaser will be merged with and into the Company (the "Merger"). As a result of the Offer and the Merger, the Company will become a direct, wholly owned subsidiary of Parent.

    The Merger Agreement provides that, promptly upon the purchase by Purchaser of the Shares pursuant to the Offer (provided that the Minimum Condition has been satisfied), Purchaser will be entitled to designate directors (the "Purchaser Designees") on the Board that will give Purchaser representation substantially proportionate to its ownership interest. The Merger Agreement requires the Company promptly to take necessary action to cause the Purchaser Designees to be elected or appointed to the Board under the circumstances described therein. This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder. Capitalized terms used herein and not otherwise defined shall have the meaning set forth in the Schedule 14D-9.

    You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with this Information Statement.

    The information contained in this Information Statement concerning Purchaser and the Purchaser Designees has been furnished to the Company by Purchaser. The Company assumes no responsibility for the accuracy or completeness of such information.

    The Common Stock is the only class of voting securities of the Company outstanding. Each share of Common Stock has one vote. As of February 16, 1999, there were 49,630,294 shares of Common Stock outstanding.

               RIGHT TO DESIGNATE DIRECTORS; PURCHASER DESIGNEES

    The Merger Agreement provides that, promptly upon the purchase by Purchaser of the Shares pursuant to the Offer (provided that the Minimum Condition has been satisfied), and from time to time thereafter, Purchaser will be entitled, subject to compliance with Section 14(f) of the Exchange Act, to designate up to such number of directors, rounded down to the next whole number, on the Board as will give Purchaser representation on the Board equal to the product of the total number of directors on the

Board (giving effect to the directors elected pursuant to the requirements of the Merger Agreement) multiplied by the percentage that the aggregate number of Shares purchased pursuant to the Offer bears to the total number of Shares then outstanding, and the Company will, at such time, promptly take all actions necessary to cause the Purchaser Designees to be elected as directors of the Company, including increasing the size of the Board or using its best efforts to secure the resignations of incumbent directors or both. Notwithstanding anything stated herein, if Shares are purchased pursuant to the Offer, the Board must include (if any such directors are available) at least three Continuing Directors. The term "Continuing Directors" means at any time (i) those directors of the Company who are Disinterested directors of the Company on the date of the Merger Agreement and who voted to approve the Merger Agreement and (ii) such additional directors of the Company who are Disinterested and who are designated as Continuing Directors for purposes of the Merger Agreement by a majority of the Continuing Directors in office at the time of such designation, provided, however, that if there are no such Continuing Directors, the individuals who are appointed to the Board who are both Disinterested and independent will constitute the Continuing Directors. For purposes of the Merger Agreement, the term "Disinterested" means the director is neither an officer nor an employee of the Company or any related organization and has not been an officer or employee within the five years preceding the relevant time. The term "independent" has the meaning assigned to it in the New York Stock Exchange Listed Company Guide.

    As of the date of this Information Statement, Purchaser has not determined who will be the Purchaser Designees. However, the Purchaser Designees will be selected by Purchaser from among the directors and executive officers of Parent or Purchaser. Certain information regarding the list of candidates as Purchaser Designees is contained in Schedule I annexed hereto.

    None of the persons from among whom the Purchaser Designees will be selected, or their associates, is a director of, or holds any position with, the Company. To the knowledge of the Company, except as set forth in Schedule I annexed hereto, none of the persons from among whom the Purchaser Designees will be selected or their associates beneficially owns any equity securities, or rights to acquire any equity securities, of the Company or has been involved in any transactions with the Company or any of its directors or executive officers that are required to be disclosed pursuant to the rules and regulations of the Commission.

                   BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

    The Board consists of eight directors, each of whom holds office until his or her resignation or removal and until his or her successor is duly elected and qualified. In accordance with the terms of the Company's Amended and Restated Articles of Incorporation, the Board of Directors is divided into three classes of directors who serve for staggered three year terms. At each annual meeting, directors who are elected to succeed the class of directors whose terms expire at that meeting will be elected for three year terms. Of the directors named below, the terms of Messrs. Deikel, Anderson and Gage expire in 1999, the terms of Messrs. Lessin and Morrison expire in 2000, and the terms of Messrs. Hubbard and Macke and Ms. Shea expire in 2001.

    THEODORE DEIKEL, age 63, has served as Chairman of the Board and Chief Executive Officer of the Company since 1989. Mr. Deikel also served as President of the Company from 1989 to 1998. Mr. Deikel has served as a director of the Company since 1989. From 1983 until rejoining the Company, Mr. Deikel served as Chairman and CEO of CVN Companies, Inc., a direct marketing company using television and direct mail. From 1979 to 1983, Mr. Deikel was Executive Vice President of American Can Company (a predecessor to Travelers Group Inc.) and Chairman of American Can Company's specialty retailing division, which included the Company. In addition, Mr. Deikel was Chief Executive Officer of Fingerhut from 1975 to 1983.

    WENDELL R. ANDERSON, age 66, has been a director of the Company since 1990. Since July 1998, Mr. Anderson has been a self-employed attorney. Prior thereto and since 1991 he was of counsel to the law firm of Larkin, Hoffman, Daly and Lindgren, Ltd., and was a partner in the firm for more than five years prior to that time. The law firm provides legal services to the Company from time to time. Mr. Anderson is a former United States Senator and former Governor of the State of Minnesota, serves on the board of the University of Minnesota Foundation and is also a director of National City Bancorporation, Evans Environmental Corporation and Turbodyne Technologies, Inc.

    EDWIN C. GAGE, age 58, has been a director of the Company since 1992. Mr. Gage is Chairman and Chief Executive Officer of Gage Marketing Group LLC, an integrated marketing services company which he formed in January 1992. He was Chief Executive Officer of Carlson Companies, Inc. from 1989 to 1991. Mr. Gage is also a director of SuperValu Inc., Carlson Holdings, Inc., AHL Services, Inc. and Minnegasco Advisory Board, and is an advisory board member for the Kellogg Graduate School of Management at Northwestern University.

    STANLEY S. HUBBARD, age 65, has been a director of the Company since 1990. For more than the past five years he has been Chairman of the Board, President and Chief Executive Officer of Hubbard Broadcasting, Inc., a privately-held communications company. Mr. Hubbard is also an executive officer of several other entities affiliated with Hubbard Broadcasting, including Conus Communications, a satellite news gathering company. He is the founder and Chairman of the Board of United States Satellite Broadcasting Company, Inc., a television broadcasting company.

    ROBERT H. LESSIN, age 43, became a director of the Company in 1998. Since April 1998, Mr. Lessin has been Chairman and Chief Executive Officer of Wit Capital Corporation. From 1993 to April 1998, Mr. Lessin was a Vice Chairman at Salomon Smith Barney, an investment banking firm. Mr. Lessin is also a director of Wit Capital Corporation, iParty Inc., Wattage Monitor, Inc. and MaMaMedia.

    KENNETH A. MACKE, age 60, has been a director of the Company since 1997. He is the retired Chairman of the Board, Chief Executive Officer and Chairman of the Executive Committee of Dayton Hudson Corporation ("DHC"), a general merchandise retailer. He joined DHC as a merchandise trainee and advanced through various management positions at DHC and Target, a DHC affiliate. He served as President of DHC from 1981 to 1984. He was elected Chief Operating Officer of DHC in 1982, Chief Executive Officer of DHC in 1983, Chairman of the Board of DHC in 1984 and Chairman of the DHC Executive Committee in 1985. Mr. Macke retired from DHC in 1994. He is also a director of General Mills, Inc., Unisys Corporation, Carlson Companies, Inc. and Select Comfort Corporation. He is also the general partner of Macke Partners, a private venture capital firm.

    JOHN M. MORRISON, age 61, became a director of the Company in 1996. For more than the past five years, he has been Chairman of the Board of the Central Bank Group, a financial services company. Mr. Morrison is also a trustee of the University of St. Thomas and a director of Fairview Corporation.

    CHRISTINA L. SHEA, age 45, has been a director of the Company since 1997. Since 1994, she has been a senior vice president of General Mills, Inc. and President of Betty Crocker Products, a division of General Mills, Inc. From 1992 to 1994, she was Vice President and General Manager of BC Main Meals, a business unit of General Mills, Inc.

    Executive officers are elected by the Board for an indefinite term or until their successors are elected.

    ALAN F. BIGNALL, age 47, has served as Chief Information Officer of the Company since August 1998. He served as Senior Vice President, Development and Architecture Services of the Company from February 1998 to August 1998. From 1995 to 1997, Mr. Bignall served as Vice President, Technology for American Express Financial Advisors, an investment advisory firm, and from 1990 to 1995 he served as Vice President, Financial Planning for that company.

    THOMAS J. BOZLINSKI, age 51, has served as Senior Vice President, Operations and Network Services of the Company since March 1998. From 1996 to February 1998 he served as Senior Vice President,

Information Systems of the Company, and from 1993 to 1996 he served as Vice President, Information Systems.

    JOHN D. BUCK, age 48, has served as Executive Vice President, Operations, Information Services and Human Resources of the Company and President of Fingerhut Business Services, Inc. since June 1998. He served as Senior Vice President, Operations, Information Services and Human Resources of the Company from 1997 to June 1998 and Senior Vice President, Human Resources from 1996 to 1997. Prior to 1997, Mr. Buck was Vice President, Administration of Alliant Techsystems, Inc., a supplier of defense products and services.

    ANDREW V JOHNSON, age 42, has served as Senior Vice President, Market Development of the Company since January 1998. From 1993 to 1997, he served as Senior Vice President, Marketing of the Company.

    GERALD T. KNIGHT, age 51, has served as Executive Vice President and Chief Financial Officer of the Company since June 1998. He joined the Company as Senior Vice President and Chief Financial Officer in 1997. From 1992 to 1997, Mr. Knight was Vice President and Chief Financial Officer for The Toro Company, a producer of outdoor landscape products, services and systems.

    WILLIAM J. LANSING, age 40, has served as President of the Company since May 1998. He served as Vice President, Business Development at General Electric Corporation from 1996 until May 1998. In 1996, he served as Chief Operating Officer of Prodigy, Inc., an Internet service provider. He was a partner at McKinsey & Co., a consulting firm, for more than the previous five years.

    JOHN C. MANNING, age 51, has served as Vice President, Finance of the Company since 1996. Prior to that time, he served as Senior Vice President and Chief Financial Officer of Melville Realty Corporation, a retail business, from 1992 until 1996.

    MICHAEL P. SHERMAN, age 46, has served as Executive Vice President, Business Development, General Counsel and Secretary of the Company since June 1998. He previously served as Senior Vice President, Business Development, General Counsel and Secretary of the Company from 1996 to June 1998. Prior to that time, Mr. Sherman was Executive Vice President, Corporate Affairs, General Counsel and Secretary of Hanover Direct, Inc., a catalog retailer.

    BRIAN M. SZAMES, age 39, has served as Vice President and Treasurer of the Company since August 1998. From 1996 to August 1998, he served as Vice President and Treasurer for Footstar, Inc., a specialty retailer of athletic footwear and apparel. Prior to 1996, Mr. Szames served as Assistant Treasurer of Melville Corporation.

    RICHARD L. TATE, age 53, has served as Senior Vice President, Merchandising of the Company since 1993.

    THOMAS C. VOGT, age 52, has served as Corporate Controller of the Company since 1994. Prior to that time, he was Assistant Controller, Operations of the Company from 1991 to 1994.

    None of the above directors is related to each other or to any executive officer of the Company, and none of the above executive officers is related to each other or to any director of the Company.

COMMITTEES OF THE BOARD OF DIRECTORS AND MEETING ATTENDANCE

    The Board has established Executive, Compensation and Audit Committees. The Company does not have a nominating committee.

    The Executive Committee is authorized to exercise the full power of the Board in the management and conduct of the business affairs of the Company during the interim between meetings of the Board. The Executive Committee may also review and make recommendations to the Board with respect to various corporate matters. The current members of the Executive Committee are Messrs. Anderson and Deikel. During the fiscal year ended December 25, 1998, the Executive Committee met four times.

    The Compensation Committee sets the compensation of all the Company's officers whose base annual salary exceeds $200,000, approves, adopts and administers compensation plans, administers and grants stock options under the Company's stock option plans, reviews administration of the Company's benefit plans and reviews and makes recommendations to the Board on matters relating to compensation of all officers. The current members of the Compensation Committee are Messrs. Morrison (chairman), Gage and Macke and Ms. Shea. During the fiscal year ended December 25, 1998, the Compensation Committee met five times.

    The Audit Committee supervises and reviews the Company's accounting and financial services, makes recommendations to the Board as to nomination of independent auditors, confers with the independent auditors and internal auditors regarding the scope of their proposed audits and their audit findings, reports and recommendations, reviews the Company's financial controls, procedures and practices, approves all nonaudit services by the independent auditors and reviews transactions between the Company and its affiliates. The current members of the Audit Committee are Messrs. Macke (chairman), Gage and Morrison. During the fiscal year ended December 25, 1998, the Audit Committee met four times.

    During the fiscal year ended December 25, 1998, the Board met six times. All incumbent directors attended at least 75% of all the meetings of the Board and committees that were held while they were serving on the Board or on such committee. The Board and its committees also act from time to time by written consent in lieu of meetings.

COMPENSATION OF DIRECTORS

    Members of the Board who are not employees of the Company receive an annual retainer of $20,000 for membership on the Board, including service on committees of the Board. The directors designated and serving as the chairperson of the Audit Committee and of the Compensation Committee also receive an annual retainer of $4,000 for service as chairperson of such committee. In addition, non-employee directors receive an attendance fee of $2,500 for each regular or special meeting attended of the Board. Directors employed by the Company receive no directors' fees. The Company also reimburses reasonable travel, lodging and other incidental expenses incurred by directors in attending meetings of the Board and committees.

    Pursuant to the Fingerhut Companies, Inc. Nonemployee Director Stock Option Plan, non-employee directors were each granted the option to purchase 5,000 shares of Common Stock on the earlier of March 1, 1996 or the commencement of their service on the Board. In addition, each non-employee director is entitled to receive annual grants of options to purchase 5,000 shares of Common Stock. In 1998 the Company determined to grant such options biannually, and, as a result, on September 28, 1998, each of the non-employee directors was granted, for 1998 and 1999, the option to purchase 10,000 shares of Common Stock at the exercise price of $8.52 per share. These options vest in two equal annual installments.

    Under the Fingerhut Companies, Inc. Directors' Retainer Stock Deferral Plan, non-employee directors may elect to have all or a portion of the annual retainers for service on the Board paid in the form of shares of Common Stock. The payment may be deferred, in which case directors who elect to defer their retainer will have their deferred stock accounts credited with the number of shares equal to the deferred retainer amount divided by the market price of the Common Stock on the date the retainer was otherwise payable. Mr. Lessin and Ms. Shea have both elected to have all of their annual retainer paid in the form of deferred Common Stock.

            COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

    The Compensation Committee of the Board (the "Compensation Committee") consists of John M. Morrison, Edwin C. Gage, Kenneth A. Macke and Christina L. Shea, each of whom is not an employee of the Company. A subcommittee (the "Subcommittee") of the Compensation Committee currently composed of Messrs. Morrison and Macke and Ms. Shea (each a "Non-Employee Director" as defined in Rule 16b-3 of the Exchange Act) approved the grant of all stock options and other stock-based long-term incentive compensation pursuant to the Company's existing stock option and incentive plans during 1998. The Subcommittee also administers the Annual Incentive Plan, as described below. All references to "Compensation Committee" set forth herein shall be deemed to include the Subcommittee described above.

COMPENSATION POLICIES

    The Company's current executive compensation policies are intended to achieve three basic goals: (i) allow the Company to attract and retain the highest caliber executives; (ii) provide compensation programs that reward individual and corporate performance and motivate executives to achieve strategic corporate goals for both short-term and long-term financial results; and (iii) align the interests of executives with the interests of the Company's long-term Shareholders through stock options and other stock-based awards.

    The Compensation Committee believes that the most effective executive compensation program is one that provides incentives to achieve both current and longer-term strategic goals, with the ultimate objective of enhancing Shareholder value. Accordingly, the Compensation Committee believes executive compensation should be comprised of both short-term cash-based programs that reward achievement of individual and Company-specific goals and long-term equity-based incentives that reward executives when the Company's Common Stock price increases for all Shareholders.

    The annual compensation mix provides for base salaries, as well as the opportunity to receive annual bonuses that are linked directly to financial performance of the Company and, to varying extents, to individual performance. This permits the Company to attract and retain talented executives, but makes a substantial portion of an executive officer's annual compensation dependent on the Company's performance.

    The Company provides long-term equity-based compensation generally through participation in the Fingerhut Companies, Inc. Stock Option Plan (the "Stock Option Plan), the Fingerhut Companies, Inc. 1992 Long-Term Incentive and Stock Option Plan (the "1992 Stock Option Plan") and the Fingerhut Companies, Inc. 1995 Long-Term Incentive and Stock Option Plan (the "1995 Stock Option Plan"). This assures that key employees have a meaningful stake in the Company, the ultimate value of which is dependent on the Company's long-term stock price appreciation, and that the interests of employees are aligned with those of the shareholders.

    The Company's compensation strategy is to: (i) target salaries at competitive median levels, (ii) target bonus opportunities to provide total annual cash compensation (salary plus bonus) that is aligned with relative performance--top quartile pay for top quartile financial performance, median pay for median financial performance and below median pay for below median financial performance, and (iii) set annualized long-term incentive award opportunities at market levels and tie them to shareholder value creation. The principles established for the executive compensation program have guided the Compensation Committee's decisions beginning in 1998.

POLICY ON DEDUCTIBILITY OF COMPENSATION

    Section 162(m) of the Code limits the tax deduction to $1 million per year for compensation paid to each of the executive officers named in the "Summary Compensation Table" unless certain requirements are met. The Compensation Committee has carefully considered these requirements and the regulations and has structured its programs so that bonus compensation and gains from exercises of Company stock options will be exempt from the deduction limitations. The Compensation Committee's present intention is to structure compensation to be tax deductible; however, it retains the right to authorize compensation that does not qualify for income tax deductibility.

SALARIES

    Salaries generally are intended to be competitive with the median salaries paid by corporations similar in size to the Company, as indicated in independent salary surveys. The Company competes for talented executives with a wide variety of corporations, which are not necessarily the same as those referenced in the performance graph appearing elsewhere in this Information Statement. Recently recruited executive officers' base salaries reflect their positions and experience, as well as the compensation package required to attract them to the Company in light of market factors. Executive officer salaries are not based on the Company's performance. Annual merit increases are based on a subjective evaluation of an officer's performance. As part of the annual budget process, the Company sets company-wide guidelines for merit salary increases. These guidelines provided for 4% average department-wide merit increases for exempt employees' salary reviews effective during 1998. A majority of the executive officers received salary increases in excess of the guidelines, including some increases related to the assumption of additional responsibilities. The Compensation Committee increased the Chief Executive Officer's annual 1998 salary rate to $770,000, effective April 1, 1998, from an annual salary rate of $700,000 in 1997.

ANNUAL INCENTIVE COMPENSATION

    A significant portion of the executive officers' compensation is at risk each year in the form of variable annual incentive bonuses under the Fingerhut Companies, Inc. and Subsidiaries 1998 Key Management Incentive Bonus Plan (the "Bonus Plan") or the Fingerhut Companies, Inc. Annual Incentive Bonus Plan (the "Annual Incentive Plan").

    BONUS PLAN. The Bonus Plan is approved annually by the Compensation Committee and is intended to provide incentives to management to achieve or exceed the Company's financial goals for that year. All executive officers other than the Chief Executive Officer, as well as all vice presidents and other management-level employees, participate in the Bonus Plan. The Bonus Plan formula has four components: paid base salary, targeted bonus percentage (based on job level), Company performance factor and individual performance objectives. In addition, the Bonus Plan allows the Chief Executive Officer to make discretionary bonus payments over and above the defined formula for extraordinary performance or, in other cases, upon the recommendation of the Compensation Committee where determined to be warranted. The proportion of the targeted bonus based on the Company's financial performance ranged from 55% for vice presidents to 70% for executive vice presidents. The Bonus Plan established target and maximum bonuses of 75% and 100%, respectively, of paid base salary for vice presidents, 100% and 134%, respectively, of paid base salary for senior vice presidents and 110% and 146%, respectively, of paid base salary for executive vice presidents. The Company performance factor in 1998 was based on the Company's 1998 earnings per share and the Company achieved 116% of its target.

    ANNUAL INCENTIVE PLAN. The Company wishes to ensure that bonuses paid to executive officers satisfy the requirements for deductibility under Section 162(m) of the Code. Accordingly, the Compensation Committee adopted the Annual Incentive Plan, which was approved by the shareholders in 1994. The Subcommittee administers the Annual Incentive Plan, determines the annual participation and performance targets, and approves all bonuses paid to executive officers of the Company pursuant to such plan. All of the members of the Subcommittee are "outside directors" as defined in the regulations promulgated under Section 162(m) of the Code. The Chief Executive Officer and each of the executive vice presidents of the Company were the only 1998 participants. As with the Bonus Plan, the Annual Incentive Plan used a Company performance schedule based on the Company's 1998 earnings per share. The Chief Executive

Officer, under the Annual Incentive Plan, received a bonus that was calculated based upon a target bonus of 125% of paid base salary and a maximum bonus of 168% of paid base salary, calculated solely on the Company's 1998 earnings per share. Each executive vice president, under the Annual Incentive Plan, received a bonus that was calculated based upon a target bonus of 110% of paid base salary and a maximum bonus of 146% of paid base salary, 70% of which was calculated on the Company's 1998 earnings per share.

LONG-TERM INCENTIVE COMPENSATION

    The Company's stock-based incentive plans are designed to align a significant portion of the executive compensation program with long-term shareholder interests. The Compensation Committee grants stock options to executive officers and other key employees when they commence employment with the Company or when they are promoted. The number of Shares covered by a grant reflects the level of job responsibility and, in some cases, subjective factors based on recommendations of the Chief Executive Officer. The options granted upon commencement of employment and promotion that were granted through 1998 vest over a three-year period and expire after ten years; those granted in 1999 vest over a four-year period and expire after ten years. In addition, the Compensation Committee has had a program of annual grants; however, in 1998, the Company determined to make such option grants biannually. The options granted prior to adopting the biannual program vest over a three-year period and expire after ten years; those granted under the biannual program generally vest over a four-year period and expire after ten years.

    In September 1998, the Compensation Committee granted a total of 3,151,725 incentive stock options and non-qualified stock options under the 1992 Stock Option Plan and the 1995 Stock Option Plan to all executive officers other than the Chief Executive Officer, all other officers and all director and manager-level employees and certain non-manager level employees under the annual grant program. In connection with this grant, executive officers were granted a total of 1,190,000 options. These options had exercise prices at fair market value on the grant date. In 1998, the Compensation Committee granted to the Chief Executive Officer a total of 700,000 options, all under the 1992 Stock Option Plan.

JOHN M. MORRISON        EDWIN C. GAGE      KENNETH A. MACKE        CHRISTINA L. SHEA
CHAIRMAN                MEMBER             MEMBER                  MEMBER
COMPENSATION COMMITTEE  COMPENSATION       COMPENSATION            COMPENSATION
                        COMMITTEE          COMMITTEE               COMMITTEE

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    The current members of the Compensation Committee are Edwin C. Gage, Kenneth
A. Macke, John M. Morrison and Christina L. Shea. Mr. Gage is the Chairman and Chief Executive Officer of Gage Marketing Group LLC ("Gage Marketing Group"), which provides certain telemarketing services to Figi's Inc., a wholly owned subsidiary of the Company ("Figi's"), under an agreement entered into in October 1998. Since that time, approximately $304,000 has been paid for services provided under this agreement.

                             EXECUTIVE COMPENSATION

    The following table sets forth cash and noncash compensation for each of the last three fiscal years to the Chief Executive Officer, and each of the four other most highly compensated executive officers who were serving as executive officers at December 25, 1998:

                           SUMMARY COMPENSATION TABLE

                                                                               AWARDS
                                                                        --------------------
                                                              OTHER     RESTRICTED
                                                             ANNUAL       STOCK    SECURITIES  ALL OTHER
        NAME AND                      SALARY               COMPENSATION  AWARDS    UNDERLYING COMPENSATION
   PRINCIPAL POSITION       YEAR        ($)     BONUS ($)    ($)(A)      ($)(B)    OPTIONS(#)   ($)(C)
------------------------  ---------  ---------  ---------  -----------  ---------  ---------  -----------

Theodore Deikel.........       1998  $ 752,500  $2,587,705  $ 552,845   $       0    700,000   $  20,540
  Chief Executive              1997  $ 686,923  $1,154,031  $ 521,538   $       0    776,250(d)  $  21,660
  Officer                      1996  $ 640,385  $       0   $ 627,348   $ 599,995         --   $  15,840

William J. Lansing             1998  $ 294,231  $ 700,000   $  70,980   $1,496,875 1,088,750(d)  $  38,428
  (e)...................       1997         --         --          --          --         --          --
  President                    1996         --         --          --          --         --          --

John D. Buck (f)........       1998  $ 293,942  $ 435,000   $  72,442   $ 293,125    200,000   $  20,540
  Executive Vice               1997  $ 241,539  $ 539,625   $  61,537   $       0     93,437(d)  $  20,815
  President, Operations,       1996  $ 186,923  $  75,000   $  74,901   $ 206,250    273,125(d)  $  19,516
  Information Services
  and Human Resources

Michael P. Sherman             1998  $ 291,250  $ 396,884   $ 152,919   $ 209,375    200,000   $  20,540
  (g)...................       1997  $ 263,077  $ 365,451   $ 126,779   $ 152,344     80,449(d)  $  20,973
  Executive Vice               1996  $ 163,462  $ 125,000   $ 180,486   $       0    388,125(d)  $ 181,539
  President, Business
  Development, General
  Counsel

Gerald T. Knight (h)....       1998  $ 329,327  $ 396,884   $  47,198   $ 167,500    150,000   $  20,540
  Executive Vice               1997  $ 175,673  $ 435,000   $  73,595   $ 232,500    351,367(d)  $  73,595
  President, Chief             1996         --         --          --          --         --          --
  Financial Officer

------------------------

(a) Amounts represent perquisites or other personal benefits, cash payments designated as an auto allowance, tax reimbursement payments and cash payments under the Fingerhut Corporation Profit Sharing Excess Plan. The perquisites or other personal benefits that exceed 25% of the amounts listed in this column for any named executive officer are: $438,139 for 1998, $395,779 for 1997 and $415,436 for 1996 for interest paid by the Company on Mr. Deikel's personal loan to pay the income tax liability on his 1992 stock option exercise; and $45,533 for 1998 and $44,283 for 1997 for principal and interest forgiven on a loan to Mr. Sherman from the Company.

(b) The Company awarded restricted stock to Messrs. Deikel and Buck on February 14, 1996, with the following vesting schedule: 25% of the shares vested on March 31, 1996 (with additional transfer restrictions until August 1996), 25% vested on March 31, 1997 and 50% vested on August 31, 1998. The number of shares awarded were: Mr. Deikel, 43,636 shares; and Mr. Buck, 15,000 shares. On May 12, 1997, the Company awarded 15,000 shares of restricted stock to Mr. Knight, one-third of which vested on the date of the award, and one-third of which vest on each of the first and second anniversaries of that date. The Company awarded 7,500 shares of restricted stock to Mr. Sherman on January 22, 1998, as part of his 1997 incentive compensation. These shares vest in three equal annual installments. On May 1, 1998, the Company awarded 50,000 shares of restricted stock to Mr. Lansing that vests in three equal annual installments. The number of shares granted were adjusted pursuant to the repricing formula approved by the Compensation Committee in connection with the Company's spin-off of its shares of Metris Companies Inc. to the shareholders of the Company. On October 29, 1998, the Company awarded restricted stock to Messrs. Buck and Sherman that vests in four equal annual installments and to Mr. Knight that vests in three equal annual installments. The number of shares awarded in 1998 were: Mr. Buck, 35,000 shares; Mr. Sherman, 25,000 shares; and Mr. Knight, 20,000 shares. The number of shares and value of aggregate restricted stock holdings of the named executive officers at December 25, 1998 were: Mr. Deikel, no shares; Mr. Lansing 143,925 shares, $2,284,809; Mr. Buck, 35,000 shares, $555,625;
    Mr. Sherman, 32,500 shares, $515,938; and Mr. Knight, 25,000 shares, $396,875. Dividends were paid on both the vested and unvested portion of these restricted stock awards until the Company discontinued paying a dividend in September 1998. The vesting of all shares of restricted stock is subject to continuing employment.

(c) Except for Mr. Lansing, amounts disclosed in this column for 1998 include discretionary profit sharing contributions of $11,200 under the Fingerhut Corporation Profit Sharing and 401(k) Savings Plan, contributions of $6,400 under the Fingerhut Corporation Fixed Contribution Retirement Plan, a 401(k) matching distribution and premiums paid on term life insurance of $540. For each of Messrs Deikel, Buck and Sherman, the Company matched contributions to the 401(k) in the amounts of $2,400; for Mr. Knight, the Company matched contributions to the 401(k) in the amount of $2,389. In 1998, the Compensation Committee approved a distribution equivalent to the contribution that each of Messrs. Buck and Sherman would have received but for the one-year waiting period under each of the Profit Sharing and 401(k) Savings Plan and the Fixed Contribution Retirement Plan. The 1998 amount for Mr. Lansing includes premiums paid on term life insurance of $315 and relocation expenses of $38,113. The 1996 amount for Mr. Sherman includes relocation expenses of $164,506.

(d) The number of securities underlying options is as adjusted by the Compensation Committee, pursuant to the antidilution provisions of each of the option plans under which the options were granted, in connection with the Company's distribution, on September 25, 1998, of all of the common stock of Metris Companies Inc. owned by the Company on a pro rata basis to the shareholders of record as of the close of business on September 11, 1998.

(e) Mr. Lansing commenced employment with the Company in May 1998. As part of his offer of employment, he received a hiring bonus at the time of his employment with the Company, which is included under the Bonus heading in the table.

(f) Mr. Buck commenced employment with the Company in March 1996. As part of his offer of employment, he received a hiring bonus at the time of his employment with the Company, which is included under the Bonus heading in the table.

(g) Mr. Sherman commenced employment with the Company in May 1996. As part of his offer of employment, he received a hiring bonus at the time of his employment with the Company, which is included under the Bonus heading in the table.

(h) Mr. Knight commenced employment with the Company in June 1997. As part of his offer of employment, he received a hiring bonus at the time of his employment with the Company, which is included under the Bonus heading in the table.

    PENSION PLAN. Fingerhut Corporation ("Fingerhut") maintains a noncontributory defined benefit plan (the "Pension Plan") for substantially all of its non-union employees (and the non-union employees of certain of the Company's other subsidiaries) who have completed at least one year of service. Under the Pension Plan, the current service pension credit of a participant for each year is equal to the sum of 0.82% of his or her certified earnings not in excess of Social Security covered compensation for that plan year and 1.40% of the balance of his or her certified earnings for that year. Retirement benefits under the Pension

Plan are the sum of the pension credits for each year of service. Participants are 100% vested after completion of at least five years of service or if they are at least age 65 upon termination of employment. The Pension Plan also provides reduced early retirement benefits for participants who have attained age 55 and have at least five years of service. In addition, the Company adopted a non-qualified supplemental pension plan to provide certain officers the benefits that would be payable under the Pension Plan but for the reduction in the limitation on compensation imposed by Code section 401(a)(17) and based on the limitation in effect under Code section 415(b)(1)(A). The estimated combined annual benefit payable at age 65 for the named executives under the qualified plan and the non-qualified plan is: Mr. Deikel, $68,850; Mr. Lansing, $89,139; Mr. Buck, $66,427; Mr. Sherman, $76,246; and Mr. Knight, $57,970.

    SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN. The Compensation Committee adopted on February 14, 1996, a Supplemental Executive Retirement Plan (the "SERP") that covers officers or other senior management employees of Fingerhut selected for participation by the Compensation Committee. Under the SERP, Fingerhut will pay a benefit to a participant whose employment relationship with Fingerhut is completely severed either (a) at or after age 65 with five years of service or
(b) at or after age 55, if the participant has five years of service, excluding service prior to January 1, 1996, and the sum of the participant's age and total years of service equals at least 70. Service includes service to Fingerhut and any other service that the Compensation Committee, in its discretion, recognizes. The annual retirement benefit payable under the SERP equals 60% of the average of the participant's highest three salary and bonus years with Fingerhut, multiplied by a fraction (not greater than one) equal to (x) the participant's years of service over (y) 30, and subtracting the offset. The offset is the sum of (i) the participant's Social Security benefit, (ii) the amount of the participant's benefit from the Fingerhut Corporation Pension Plan and the Fingerhut Corporation Pension Excess Plan, (iii) 75% of the participant's balance in the Fingerhut Corporation Profit Sharing Plan, and (iv) the dollars credited or paid to the participant under the Fingerhut Corporation Profit Sharing Excess Plan. Upon a change in control of the Company, a termination of the participant's employment would be deemed to have occurred and, for purposes of determining eligibility for benefits, a participant that is at least 65 years old would be deemed to have completed five years of service. If a participant dies before the participant's employment terminates, the death will be treated as a termination of employment and the participant will be deemed to have completed five years of service. Payments under the SERP will be in the form of a single lump sum that is the actuarial equivalent of annual benefits payable, to be made as soon as practicable after the end of the year in which employment ends. The estimated annual benefits payable under the SERP upon retirement at age 65 for the Chief Executive Officer and each of the other named executive officers who are participants in the SERP are as follows: Mr. Deikel, $528,292; Mr. Lansing, $0; Mr. Buck, $0; Mr. Sherman, $0; and Mr. Knight, $0. One actuarial assumption underlying these estimates is that these officers will remain participants in the SERP. The estimates are also based on the assumptions that current salaries remain unchanged.

OPTION TABLES

    The following table shows information concerning stock options granted by the Company during the fiscal year ended December 25, 1998 for the named executives.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                  INDIVIDUAL GRANTS
                                    ----------------------------------------------
                                    NUMBER OF
                                    SECURITIES % OF TOTAL
                                    UNDERLYING   OPTIONS
                                     OPTIONS   GRANTED TO   EXERCISE                  GRANT DATE
                                     GRANTED    EMPLOYEES     PRICE    EXPIRATION    PRESENT VALUE
NAME                                   (#)       IN 1998    ($/SHARE)     DATE          ($)(A)
----------------------------------  ---------  -----------  ---------  -----------  ---------------
Theodore Deikel...................  700,000(b)      12.6%   $    8.52     9/25/08     $ 3,849,510
William J. Lansing................  718,750(c)      12.9%   $ 10.3043     5/01/08     $ 4,963,472
                                    370,000(b)       6.6%   $    8.52     9/25/08     $ 2,034,741
John D. Buck......................  200,000(d)       3.6%   $    8.52     9/25/08     $ 1,099,860
Michael P. Sherman................  200,000(d)       3.6%   $    8.52     9/25/08     $ 1,099,860
Gerald T. Knight..................  150,000(e)       2.7%   $    8.52     9/25/08     $   824,895

------------------------

(a) These dollar amounts are the result of calculations of the present value of the grant at the date of grant using the Black-Scholes option pricing method. The actual gains, if any, on stock option exercises will depend on the future performance of the Common Stock.

(b) These options were granted on September 25, 1998, under the 1992 Stock Option Plan and vest in four equal annual installments. For the grant date present value, the following assumptions were used: 0% dividend yield, 63.9549% expected volatility, 4.64% risk-free interest rate and 5.4993 years expected lives.

(c) These options were granted on May 1, 1998, under the 1995 Stock Option Plan and vest in three equal annual installments. The original grant was for 250,000 shares at an exercise price of $29.625. The number of shares granted, and the option exercise price, were adjusted pursuant to the repricing formula approved by the Compensation Committee in connection with the Company's spin-off of its shares of Metris Companies Inc., the Company's former 83% owned indirect subsidiary, to the Shareholders of the Company. For the grant date present value, the following assumptions were used: 0% dividend yield, 63.9549% expected volatility, 5.73% risk-free interest rate and 6.5376 years expected lives.

(d) These options were granted on September 25, 1998, under the 1995 Stock Option Plan and vest in four equal annual installments. For the grant date present value, the following assumptions were used: 0% dividend yield, 63.9549% expected volatility, 4.64% risk-free interest rate and 5.4993 years expected lives.

(e) These options were granted on September 25, 1998, under the 1995 Stock Option Plan and vest in three equal annual installments. For the grant date present value, the following assumptions were used: 0% dividend yield, 63.9549% expected volatility, 4.64% risk-free interest rate and 5.4993 years expected lives.

    The following table indicates for each of the named executives information concerning stock options exercised during 1998 and the number and value of exercisable and unexercisable in-the-money options granted by the Company as of December 25, 1998.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR END OPTION VALUES

                                                                                                     VALUE OF
                                                                                                 UNEXERCISED IN-
                                                                                    NUMBER OF       THE-MONEY
                                                                                   UNEXERCISED       OPTIONS
                                                                                   OPTIONS AT      AT 12/25/98
                                                                                  12/25/98 (#)        ($)(A)
                                                 SHARES ACQUIRED      VALUE       EXERCISABLE/     EXERCISABLE/
NAME                                             ON EXERCISE (#)   REALIZED ($)   UNEXERCISABLE   UNEXERCISABLE
-----------------------------------------------  ---------------  --------------  -------------  ----------------
Theodore Deikel................................      4,481,534    $   80,365,951            --     $         --
                                                                                   $ 1,225,170     $  9,775,143
William J. Lansing.............................             --                --            --     $         --
                                                                                     1,088,750     $  6,275,291
John D. Buck...................................         67,500    $    1,377,289        14,373     $    126,002
                                                                                       358,126     $  3,091,154
Michael P. Sherman.............................        131,267    $    1,671,126        91,231     $    999,909
                                                                                       200,000     $  1,471,000
Gerald T. Knight...............................        110,523    $    1,043,707        16,807     $    147,337
                                                                                       166,807     $  1,250,587

------------------------

(a) The value of unexercised in-the-money options represents the aggregate difference between the market value on December 25, 1998, based on the closing price of the Shares as reported on the New York Stock Exchange, and the applicable exercise prices.

ARRANGEMENTS WITH MANAGEMENT

    In consideration of Mr. Deikel's agreement to exercise stock options in December 1992, the Company agreed to pay Mr. Deikel additional compensation in an amount equal to the interest incurred on the personal loan taken out by him to fund the income tax liability incurred as a result of his exercise of the stock options, although not to pay a "tax gross up" on the amount of the additional compensation. The Company agreed to pay such compensation until the earlier of December 21, 1999, or the sale of any of the Shares acquired in the option exercise. In connection with the spin-off of its shares of Metris Companies Inc., the Company purchased Shares from Mr. Deikel, the proceeds of which were used to repay the loan and thereby terminated the Company's obligation.

    The Compensation Committee approved a payment of a special bonus in the amount of $7,500,000 to Mr. Deikel in recognition of growing and spinning off Metris Companies Inc.

    EMPLOYMENT AGREEMENT. The Company is currently a party to an employment agreement with Mr. Lansing, dated May 1, 1998, that remains in effect for consecutive one-year terms unless terminated by either party with notice, subject to the Company's right to terminate the agreement immediately for cause. In consideration for services rendered to the Company, the Company agreed to pay a salary of $450,000, subject to annual increase (but not decrease) by the Board. Mr. Lansing is eligible for an annual bonus of up to 168% of his annual salary. The Company also agreed to pay Mr. Lansing a starting bonus of at least $50,000 and up to $250,000, as determined between Mr. Lansing and the Company's Chief Executive Officer and Chairman. Mr. Lansing is also entitled to other Company benefits under his employment agreement. In connection with his initial employment, the Company granted to Mr. Lansing options to purchase 250,000 Shares. Mr. Lansing was also granted 50,000 shares of Company restricted stock. The number of options and Shares granted, and the option exercise price, were later adjusted in connection with the Company's spin-off of its shares of Metris Companies Inc. Under his employment agreement, Mr. Lansing has agreed to maintain the confidentiality of the Company's confidential information and has agreed not to compete with the Company during the period of his employment. The employment agreement provides for certain severance payments to be made to Mr. Lansing upon his Involuntary

Termination (as defined in the employment agreement); however, these severance payments, as well as the compensation and benefits set out in the agreement, are superseded by the provisions of Mr. Lansing's Severance Agreement (described below). Mr. Lansing's employment agreement would be superseded by the terms of a new employment agreement he has indicated an intent to enter into with Parent after the Effective Time under the terms of his Employment Letter described under Item 3(b) in the Schedule 14D-9. The full text of Mr. Lansing's employment agreement is filed herewith as Exhibit 11 to the Schedule 14D-9.

    RESIGNATION AGREEMENT. The Company has also entered into a letter agreement, dated December 11, 1998 (the "Resignation Agreement"), with Thomas Vogt, its Controller. The Resignation Agreement provides that Mr. Vogt will resign from his position as the Company's Controller effective March 31, 1999 and will for the following year provide consulting services to the Company at a rate commensurate with his current base salary ($121,590 per year). As a consultant rather than an employee, Mr. Vogt will no longer be eligible to participate in the Company's benefit plans, including stock option plans. Mr. Vogt may exercise his vested stock options during the 90-day period following his resignation, and his unvested stock options will expire on his resignation date. The full text of the Resignation Agreement is filed herewith as Exhibit 12 to the Schedule 14D-9.

    CHANGE OF CONTROL ARRANGEMENTS. The Company has entered into Change of Control Severance Agreements (each, a "Severance Agreement") with each of the executive officers of the Company, including the named executive officers, which have a fixed term that is extended upon the occurrence of a "Change of Control" event or an "Imminent Control Change Date" (each as defined in the Severance Agreements) to a date that is the one-year anniversary of the Change of Control event or Imminent Control Change Date. Each Severance Agreement provides to eligible executive officers guaranteed salaries, bonuses, benefits and severance payments following a Change of Control event. Each Severance Agreement states that, during the two-year period following a Change of Control event, each applicable executive officer will be paid an annual salary at least equal to 12 times such officer's highest monthly base salary paid during the 12-month period prior to the Change of Control event (the "Guaranteed Base Salary"), subject to periodic increases. In addition, each such executive officer will be entitled to receive a bonus payment in an amount calculated as if such officer achieved all performance goals as set forth in a Company bonus plan or arrangement or, alternatively, a higher amount based on such officer's actual performance under any existing Company bonus plan or arrangement (the "Guaranteed Bonus"). Such executive officer will also be entitled to participate in all Company welfare, benefit, incentive, savings and retirement plans and to receive other Company fringe benefits on terms no less favorable than the most favorable terms offered to other executive officers as in effect during the 90-day period preceding the date of the applicable Change of Control event. All outstanding stock options granted to the executive officer will become fully vested upon the occurrence of a Change of Control event or, to the extent such options are not vested and are forfeited, the executive officer will be entitled to receive a cash payment equal to the aggregate difference between the fair market value of Company stock underlying such forfeited options and the exercise price to purchase such stock. Mr. Lansing's Severance Agreement provides that any and all of his undistributed shares of restricted stock granted pursuant to his employment agreement with the Company will become fully vested upon the occurrence of a Change of Control event.

    Each Severance Agreement provides that, if the executive officer's employment is terminated during the two-year period following a Change of Control event, the executive officer will be entitled to receive severance payments in the event of (i) termination of employment by the Company for reasons other than "Cause" or "Disability" (each as defined in the Severance Agreements) or (ii) termination of employment by such executive officer for "Good Reason" (as defined in the Severance Agreements). The executive officer will be entitled to receive (a) an amount equal to the Guaranteed Base Salary and accrued vacation through the applicable termination date, (b) a lump sum payment in cash equal to (or, in certain cases as described below, equal to three times) the officer's Guaranteed Base Salary plus the highest Guaranteed Bonus paid to such officer during the preceding two years, (c) a pro rata Guaranteed Bonus for the year of termination, (d) all deferred amounts under any Company nonqualified deferred compensation or pension plan, together with accrued but unpaid earnings thereon,
(e) an amount equal to the unvested portion of the executive officer's accounts, accrued benefits or payable amounts under any qualified plan, and certain pension, profit sharing and retirement plans maintained by the Company and (f) an amount equal to fees and costs charged by an outplacement firm retained by the executive officer to provide outplacement services unless the Company has paid such fees and costs directly to the outplacement firm. In addition, the Company has agreed, for a one-year period (or, in certain cases as described below, a three-year period) following the applicable executive officer's termination date, to continue to provide to such executive officer certain welfare benefits including, but not limited to, medical, dental, disability, salary continuance, individual life and travel accident insurance on terms at least as favorable as provided to other executives during the 90-day period preceding the Change of Control event. If the Company terminates the executive officer's employment for Cause or Disability, the officer will receive his Guaranteed Base Salary through the termination date. If the officer terminates his employment for other than Good Reason, he will also receive a pro rata portion of his Guaranteed Bonus, and deferred amounts under certain Company benefit plans. If the Company terminates his employment for Disability, the officer will also receive disability payments.

    The Severance Agreements of Messrs. Deikel, Lansing, Sherman, Knight, Buck and one other officer also provide for severance payments to be made if the executive officer's employment is terminated by the officer for any reason during the thirteenth month following the applicable Change of Control event. In addition, such Severance Agreements provide that the lump sum bonus payment described in clause (b) in the preceding paragraph to be made to the officer as part of his severance payment be in an amount of three times rather than one time the sum of the officer's Guaranteed Base Salary plus the highest Guaranteed Bonus paid to such officer during the preceding two years. The Severance Agreements with those six executive officers also provide that the welfare benefits to be provided to the officer following his termination be provided for a three-year (rather than a one-year) period. Finally, such Severance Agreements provide that the Company will make an additional "gross up payment" to the applicable executive officer who receives payments in connection with the Severance Agreement. These gross-up payments are intended to offset fully the effect of any excise tax imposed under section 4999 of the Code or any similar tax payable under federal, state or local law with respect to the severance payment. The Company will not be able to deduct the amount of payments made by the Company to an executive officer under a Severance Agreement that are subject to an excise tax imposed on the officer with respect to such payments under section 4999 of the Code. The amount subject to the excise tax (and that is non-deductible to the Company) is the total amount (including the gross-up payment) in excess of the average annual compensation of the officer includible in gross income during the five most recently completed years of employment (or such less number of years as the officer has been employed). If a Change of Control event occurred as of the date hereof and the employment of Messrs. Deikel, Lansing, Sherman, Knight or Buck were then immediately terminated by the Company for other than Cause or Disability or by any of such officers for Good Reason, the severance payment that those officers would receive (not including the gross-up payment) would be $12,400,846, $3,583,990, $2,641,688, $2,853,390 and $3,177,066, respectively. Certain terms of the Severance Agreements of Messrs. Lansing, Sherman, Knight and Buck will be superseded by the employment agreements that they have indicated their intent to enter into with Parent after the Effective Time. See Item 3(b)(2) of the Schedule 14D-9.

    Each Severance Agreement contains covenants of the executive officer to maintain the confidentiality of the Company's confidential information. Each Severance Agreement also contains covenants of the officer (i) not to engage in any business competitive with the Company and (ii) not to solicit or employ any employee of the Company, for a period of one year after termination of his employment for any reason. The two forms of Severance Agreement and the full text of the Severance Agreement with Mr. Lansing are filed herewith as Exhibits 13 through 15 to the Schedule 14D-9.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

    The following information concerning ownership of the Company's Common Stock is furnished as of February 16, 1999 (except as otherwise indicated) with respect to (i) all persons known by the Company to be the beneficial owners of more than 5% of the outstanding Common Stock, (ii) each of the current directors of the Company; (iii) each of the named executive officers and (iv) all directors and executive officers as a group. Beneficial ownership has been determined for this purpose in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, under which a person is deemed to be the beneficial owner of securities if he or she has or shares voting power or investment power in respect of such securities or has the right to acquire beneficial ownership within 60 days.

                                                                         COMMON STOCK
                                                                -------------------------------
                                                                  NUMBER OF
                                                                    SHARES
                                                                 BENEFICIALLY     PERCENT OF
NAME                                                                OWNED            CLASS
--------------------------------------------------------------  --------------  ---------------
NewSouth Capital..............................................     6,352,065(1)        12.80%
Management, Inc.
1000 Ridgeway Loop Road
Suite 233
Memphis, TN 38120

Barclay's Global Investors, N.A...............................     3,022,534(2)         6.09%
45 Fremont Street
San Francisco, CA 94105

Theodore Deikel...............................................     3,246,808(3)         6.54%
4400 Baker Road
Minnetonka, MN 55343

Wendell R. Anderson...........................................        14,375(4)            *
Edwin C. Gage.................................................        82,550(5)            *
Stanley S. Hubbard............................................        28,750(4)            *
Robert H. Lessin..............................................            --(6)            *
Kenneth A. Macke..............................................        39,000(4)            *
John M. Morrison..............................................       114,375(4)            *
Christina L. Shea.............................................        14,375(4)            *
William J. Lansing............................................       151,925               *
John D. Buck..................................................       126,196(7)            *
Michael P. Sherman............................................       167,682(7)            *
Gerald T. Knight..............................................       105,291(7)            *
All directors and executive officers as a group (20                4,492,396(8)         8.95%
  persons)....................................................

------------------------

*   Less than 1% of the outstanding Common Stock.

(1) Based on a Schedule 13G dated February 11, 1999 prepared by NewSouth Capital Management, Inc.

(2) Based on an Institutional Shareholding Update as of February 13, 1999 issued by the Institutional Shareholdings Service.

(3) Includes 6,191 shares held by Mr. Deikel's son, as to which he disclaims beneficial ownership.

(4) The number of shares beneficially owned by Mr. Hubbard include 28,750 shares that he has the right to acquire within 60 days of February 16, 1999 through the exercise of stock options. The numbers of shares beneficially owned by each of Messrs. Anderson, Macke and Morrison and Ms. Shea include 14,375 shares that such directors have the right to acquire within 60 days of February 16, 1999 through the exercise of stock options. The number of shares beneficially owned by Ms. Shea does not include shares held in her deferred stock account pursuant to her election under the Fingerhut Companies, Inc. Directors' Retainer Stock Deferral Plan.

(5) Share ownership shown includes 28,750 shares that Mr. Gage has the right to acquire within 60 days of February 16, 1999 through the exercise of stock options and 6,900 shares held by Mr. Gage's wife, as to which he disclaims beneficial ownership.

(6) Does not include shares held in Mr. Lessin's deferred stock account plan pursuant to his election under the Fingerhut Companies, Inc. Directors' Retainer Stock Deferral Plan.

(7) The numbers of shares beneficially owned by each of Messrs. Buck, Sherman and Knight include 35,936, 91,231, and 16,807 shares, respectively, that such officers have the right to acquire within 60 days of February 16, 1999, through the exercise of stock options.

(8) Includes 572,182 shares that the directors and executive officers have the right to acquire within 60 days of February 16, 1999 through the exercise of stock options.

                         TOTAL SHAREHOLDER RETURN INDEX

    The following graph compares the cumulative total shareholder return on the Company's Common Stock ("FHT") since December 31, 1993, with the cumulative total return for the Standard & Poor's 500 Stock Index ("SP500") and the Dow Jones Retailers Broadline Index ("DJRTB") over the same period, assuming the investment of $100 on December 31, 1993 and reinvestment of all dividends.

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

              FINGERHUT COMPANIES, INC.       S & P 500       DOW JONES RETAILERS-BROADLINE
12/31/93                          100.00000    100.00000                               100.00000
12/31/94                           55.48353    101.32100                                84.81043
12/31/95                           50.24325    139.40076                                95.71417
12/31/96                           44.87196    171.40707                               108.88789
12/31/97                           79.02149    228.59412                               159.56808
12/31/98                          142.47498    293.91849                               259.18515

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

    The Company has adopted procedures to assist its directors and executive officers in complying with Section 16(a) of the Exchange Act, which include assisting the director or officer in preparing forms for filing. The Company believes that all of its executive officers and directors complied in 1998 with all applicable stock ownership reporting requirements, except that Kenneth Macke failed to file a Form 4 on a timely basis reporting two purchases of Shares on the open market, John D. Buck failed to file Form 4s on a timely basis reporting seven purchases and one sale of Common Stock, and Christina L. Shea acquired Shares pursuant to the Fingerhut Companies, Inc. Director Retainer Stock Deferral Plan, and such acquisition was not reported on a Form 5 for the fiscal year ended December 26, 1997. Appropriate Forms reporting the transactions were filed promptly after the oversights were discovered.

               ARRANGEMENTS AND TRANSACTIONS WITH RELATED PARTIES

    Wendell Anderson, a member of the Company's Board of Directors, provides certain governmental and regulatory affairs consulting services to the Company, for which he was paid $144,000 in 1998.

    The Company has entered into an agreement with Wit Capital Corporation ("Wit Capital") for financial advisory services in connection with the Offer and the Merger. Robert H. Lessin, a member of the Company's Board of Directors, is the Chairman and Chief Executive Officer of Wit Capital. For its services as financial advisor, the Company has agreed to pay Wit Capital a cash fee of $500,000 in the event of completion of a business combination with Parent. The Company has also agreed to indemnify Wit Capital against certain liabilities, including liabilities under the federal securities laws, arising out of Wit Capital's engagement. The full text of this agreement is filed herewith as
Exhibit 10 to the Schedule 14D-9.

    The Company is also party to a letter agreement with Wit Capital for financial advisory services in connection with developing a strategy of identifying and structuring investments in companies in the internet market and other general financial advisory services. For such services, the Company agreed to pay Wit Capital a retainer fee of $100,000 and a transaction fee for any business combination consummated by the Company that was introduced by Wit Capital, to be negotiated between the parties on a case by case basis. The Company also agreed to indemnify Wit Capital against certain liabilities arising out of Wit Capital's engagement and to pay certain of its expenses. The agreement has a term of one year from August 6, 1998. The full text of this agreement is filed herewith as Exhibit 16 to the 14D-9.

    In November 1998, Fingerhut Business Services, Inc. ("FBS"), a wholly owned subsidiary of the Company, began providing certain outbound telemarketing services to United States Satellite Broadcasting Company ("USSB"), a majority-owned subsidiary of Hubbard Broadcasting Company. Stanley S. Hubbard, a director of the Company, is the Chief Executive Officer of Hubbard Broadcasting Company. The Company estimates that the amount of the monthly payments to be made by USSB to FBS for such services will be approximately $1,250,000. FBS and USSB are in the process of negotiating an agreement with respect to this arrangement, which they anticipate will extend through July 1, 1999.

    Figi's is a party to an agreement with Gage Marketing Group pursuant to which Gage Marketing Group provides certain telemarketing services to Figi's. Edwin C. Gage, a director of the Company and a member of the Compensation Committee of the Board, is the Chairman and Chief Executive Officer of Gage Marketing Group. Since the agreement was entered into in October 1998, approximately $304,000 has been paid for services provided under this agreement.

                                                                      SCHEDULE I

            DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER AND PARENT

    The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of the directors, executive officers and employees of Parent and Purchaser whom Parent has identified as the candidates to be Purchaser Designees. Unless otherwise indicated below, (i) each individual has held his or her positions for more than the past five years, (ii) the business address of each person is 7 West Seventh Street, Cincinnati, Ohio 45202, and (iii) all individuals listed below are citizens of the United States. Mr. Broderick and Mr. Sims are directors and executive officers of Purchaser as well as of Parent. In the event that additional Purchaser Designees are required in order to constitute a majority of the Board, such additional Purchaser Designees will be selected by Purchaser from among the directors and executive officers of Parent contained in Schedule I of the Offer To Purchase, which is incorporated herein by reference.

                                                            PRESENT PRINCIPAL OCCUPATION OR
NAME                                                  EMPLOYMENT AND FIVE-YEAR EMPLOYMENT HISTORY
------------------------------------  ---------------------------------------------------------------------------
Dennis J. Broderick                   Senior Vice President and General Counsel since 1990, Corporate Secretary since 1993
                                      Vice President and Deputy General Counsel for Parent's regional Law
                                      Department operation from February 1987 until 1990
                                      Served as Assistant General Counsel at The Firestone Tire & Rubber Company

John R. Sims                          Vice President, Deputy General Counsel since 1990
                                      Operating Vice President and Deputy General Counsel from 1988 to 1990
                                      Deputy Regional Counsel from 1987 to 1988
                                      Assistant Counsel from 1975 to 1987

Thomas G. Cody                        Executive Vice President--Legal and Human Resources since 1988
                                      Senior Vice President--Law and Public Affairs from 1982 to 1988
                                      Served as Senior Vice President, General Counsel and Secretary for Pan
                                      American World Airways, Inc.
                                      Member of Board of Directors of CTS Corporation

Ronald W. Tysoe                       Vice Chairman since 1990 and Director since 1988 (member of the Finance
(Canadian citizen)                    Committee)
                                      Chief Financial Officer from 1990 through 1997
                                      Member of the board of directors of E.W. Scripps Company

Karen M. Hoguet                       Chief Financial Officer since 1997, Senior Vice President of Planning since
                                      1991 and Treasurer since 1992
                                      Served as Vice President from 1988 to 1991
                                      Served as Operating Vice President of Financial Planning and Analysis from
                                      1987 to 1988
                                      Served as Manager and then Director of Capital and Business Planning from
                                      1985 to 1988
                                      Buyer at Shillito Rikes, a division of Parent in Cincinnati for 1984
                                      Served as Senior Consultant in marketing and long-range planning from 1982 to 1984
                                      Member of Board of Directors of Cincinnati Bell Inc.

                                                            PRESENT PRINCIPAL OCCUPATION OR
NAME                                                  EMPLOYMENT AND FIVE-YEAR EMPLOYMENT HISTORY
------------------------------------  ---------------------------------------------------------------------------
Joel Belsky                           Corporate Vice President and Controller since 1996
                                      Served as Divisional Vice President and Deputy Controller from 1993 to 1996
                                      Served as Vice President of Finance and Chief Financial Officer for
                                      Parent's Atlanta-based Rich's/Goldsmith's since 1982

Terry J. Lundgren                     President and Chief Merchandising Officer since 1997 (151 West 34th Street,
                                      New York, New York 10001)
                                      Director since 1997 (member of the Public Policy Committee)
                                      Served as Chairman of Federated Merchandising Group, a division of Parent, from 1994 to 1998

James M. Zimmerman                    Chairman and Chief Executive Officer since 1997 and
                                      Director since 1988 (member of Executive and Finance Committees)
                                      President and Chief Operating Officer from 1988 to 1997
                                      Member of boards of directors of The Chubb Corporation and H.J. Heinz
                                      Company

Klaus M. Ziermaier                    Divisional Vice President and Assistant General Counsel since 1995
                                      Operating Vice President and Assistant General Counsel since prior to 1993

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